Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat



28th February 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited (the "Company")

In relation to the proposed Tender Offer by the Company to repurchase its ordinary shares, we enclose for your attention a copy of each of the following documents, which are to be despatched to the Company's shareholders today:

1. A Circular dated 28th November 2002; and

2. A Tender Form.



Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl.

dlw 4/10

F:/Win/Dairy Farm/Jericho/ltr-memo

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

WHEN CONSIDERING WHAT ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK INDEPENDENT FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER DULY AUTHORISED PURSUANT TO THE UNITED KINGDOM'S FINANCIAL SERVICES AND MARKETS ACT 2000, IF YOU ARE IN THE UNITED KINGDOM, OR FROM ANOTHER APPROPRIATELY AUTHORISED INDEPENDENT FINANCIAL ADVISER.

If you have sold or otherwise transferred all of your Shares in Dairy Farm, please send this document together with the accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. Shareholders who hold Shares through CDP need not forward this document to a purchaser or transferee as CDP will make arrangements for a copy of this document to be forwarded to the purchaser or transferee. However, the Offer is not being made directly or indirectly into, and cannot be accepted from within, the Excluded Countries and such documents should not be forwarded or transmitted in or into the Excluded Countries.

The Shares have their primary listing on the London Stock Exchange and secondary listings on the Singapore Stock Exchange and on the Bermuda Stock Exchange. Accordingly, the Company is subject to the listing rules of the UK Listing Authority. The Company is not required to comply with the continuing listing requirements of the Singapore Stock Exchange.

Dairy Farm

# Dairy Farm International Holdings Limited



## Tender Offer
## by Dairy Farm International Holdings Limited
## to repurchase its ordinary shares

The Tender Offer closes at 5:00 p.m. (local time in London or Singapore as the case may be) on Friday, 5 April 2002. Investors who hold Shares through CDP should return their completed CDP Forms of Election to be received by CDP not later than 12:00 noon (Singapore time) on Wednesday, 3 April 2002 in order to provide sufficient time for the Shares to which their CDP Form of Election relates to be timely processed by CDP and to be tendered in the Tender Offer.

In accordance with normal UK practice, UBS AG, London Branch will be acting as a market maker in the Shares on the London Stock Exchange and accordingly may effect, or make arrangements to effect, sales and purchases of Shares during the pendency of the Tender Offer pursuant to relief granted from the SEC from Rule 14e-5 under the Exchange Act. J.P. Morgan Securities Limited plans to apply for similar exemptive relief from Rule 14e-5 and, if such relief is granted, will be acting as a market maker in the Shares on the London Stock Exchange and accordingly may effect, or make arrangements to effect, sales and purchases of Shares during the pendency of the Tender Offer pursuant to such relief. In accordance with the terms of this relief, during the period that the Tender Offer remains open (i) such purchases must be effected outside the United States, (ii) no purchases or arrangements to purchase Shares other than pursuant to the Tender Offer will be made directly or indirectly by Dairy Farm, (iii) information regarding such purchases will be disclosed to the SEC's Division of Market Regulation, upon request, and (iv) UBS AG, London Branch has agreed, and J.P. Morgan Securities Limited will agree, to comply with any applicable laws and rules of regulatory organisations in the United Kingdom in relation to such activities. During the pendency of the Tender Offer, unless and until J.P. Morgan Securities Limited is granted relief from Rule 14e-5, J.P. Morgan Securities Limited shall suspend any market making activities in the Shares.

# TABLE OF CONTENTS

*In this document (other than Part III) the following definitions apply unless the context requires otherwise:*

| | |
|---|---|
| "ADRs" | American Depositary Receipts evidencing ADSs |
| "ADSs" | American Depositary Shares, each representing five Shares |
| "ADS Holders" | holders of ADSs |
| "Authorised Number of Shares" | 170,000,000 Shares |
| "Cazenove" | Cazenove & Co. Ltd. |
| "CDP" | The Central Depository (Pte) Limited |
| "CDP Form of Election" | the form of election issued by CDP to Depositors for use by Depositors in connection with the Tender Offer |
| "Closing" | 5:00 p.m. (local time in London or Singapore, as the case may be) on 5 April 2002 |
| "Company" or "Dairy Farm" | Dairy Farm International Holdings Limited, an exempted company incorporated in Bermuda with limited liability |
| "Dairy Farm Group" | Dairy Farm and its subsidiaries and, where the context so requires, each of them |
| "Dairy Farm Share Schemes" | Hong Kong Share Option Plan (1987), Australian Share Option Plan (1987), International Associated Executive Share Option Plan, International Share Option Plan (1995) and Australian Share Option Plan (1995) |
| "Dealer Managers" | UBS Warburg LLC and J.P. Morgan Securities Inc. |
| "Depositor" | a person being a Depository Agent or a holder of a Securities Account |
| "Depository Agent" | an entity registered as a Depository Agent with CDP for the purpose of maintaining securities sub-accounts for its own account and for the account of others |
| "Directors" or "Board" | the directors of the Company |
| "Exchange Act" | the US Securities Exchange Act of 1934 (as amended) |
| "Excluded Countries" | Canada, Japan, Malaysia and South Africa |
| "Franklins" | Franklins Holdings Limited |
| "Jardine Fleming Securities Limited" | Jardine Fleming Securities Limited, and, in relation to the Tender Offer in the United States, J.P. Morgan Securities Inc., its US broker dealer affiliate |
| "J.P. Morgan Securities Inc." | J.P. Morgan Securities Inc., a subsidiary of J.P. Morgan Chase & Co. and a US registered broker dealer |

| | |
|---|---|
| "Jardine Strategic" | Jardine Strategic Holdings Limited |
| "Jardine Strategic Group" | Jardine Strategic and its subsidiaries and subsidiary undertakings (excluding the Dairy Farm Group) |
| "local time" | the local time in the United Kingdom, New York, Singapore or Bermuda, as the case may be, unless otherwise stated |
| "London Stock Exchange" | London Stock Exchange plc |
| "Maxim's" | Maxim's Caterers Limited |
| "Receiving Agents" | the Share Transfer Agents |
| "Registered Shareholders" | shareholders whose names are entered on Dairy Farm's register of members |
| "SEC" | US Securities and Exchange Commission |
| "Securities Account" | a securities account maintained with CDP |
| "Share Transfer Agents" | Capita IRG Plc and M & C Services Private Limited, whose addresses are set out in paragraph 7.1 of the Letter from the Chairman contained in this Tender Offer Document |
| "Shares" | ordinary shares of US¢$5\frac{5}{9}$ each in the capital of the Company (excluding, for the avoidance of doubt, ADSs) |
| "Sims Trading" | Sims Trading Company Limited |
| "Singapore Stock Exchange" | Singapore Exchange Securities Trading Limited |
| "Strike Price" | the price at which Dairy Farm agrees to purchase Shares under the Tender Offer |
| "Tender Form" | the tender form issued with this document to Registered Shareholders for use by such persons in connection with the Tender Offer |
| "Tender Offer" | the tender offer being made by Dairy Farm subject to the terms and conditions set out in this document and in the accompanying Tender Form |
| "Tender Offer Document" | this document |
| "UBS Warburg" | UBS AG acting through its business group, UBS Warburg, and, in relation to the Tender Offer in the United States, UBS Warburg LLC, its US broker dealer subsidiary |
| "UBS Warburg LLC" | UBS Warburg LLC, a subsidiary of UBS AG and a US registered broker dealer |
| "UK Listing Authority" | the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the United Kingdom's Financial Services and Markets Act 2000 |

| | |
|---|---|
| "United Kingdom" or "UK" | the United Kingdom of Great Britain and Northern Ireland |
| "United States" or "US" | the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia |
| "US Depositary" | The Bank of New York of 620 Avenue of the Americas, New York, NY 10011, United States acting as depositary bank for Dairy Farm's ADRs |
| "US Holder" | as defined in Section 2 of Part II of this document |

References to time in this document are to local time.

# EXPECTED TIMETABLE

| **Expected timetable** | **2002** |
|---|---|
| Tender Offer opens | 28 February |
| Latest time and date by which CDP Forms of Election should be received by CDP (by hand or by post) | 12:00 noon (Singapore time) on 3 April[1] |
| Latest time and date for receipt of Tender Forms by a Receiving Agent (by hand or by post) | 5:00 p.m. (local time) on 5 April |
| Announcement of results of the Tender Offer | 7:30 a.m. (Singapore time) on 8 April |
| Despatch of consideration for Tender Offer proceeds by Dairy Farm | 12 April[2] |
| Despatch of balance share certificates in respect of partially accepted tenders and share certificates for unsuccessful tenders | 19 April |

If any of the above times and/or dates should change in any material respect, the revised times and/or dates will be notified to shareholders by an announcement through the Company Announcements Office of the London Stock Exchange and through MASNET to the Singapore Stock Exchange.

---

1 This date reflects the additional time period required to process the CDP Forms of Election and subsequently to tender the Shares to which they relate.

2 For investors holding Shares through CDP, this is the date on which CDP will despatch consideration for the Tender Offer and will credit the "Free Balance" of Depositors' Securities Accounts with balancing Shares in respect of partially accepted tenders and Shares not successfully tendered.

**Dairy Farm International Holdings Limited**
Jardine House
33-35 Reid Street
Hamilton, Bermuda

28 February 2002

*To shareholders and, for information only, holders of options under the Dairy Farm Share Schemes.*

Dear shareholder

# Proposed Tender Offer

## 1. Introduction

The Company announced on 26 February 2002 its intention to return cash to shareholders through a tender offer for the repurchase of part of its outstanding share capital. This letter sets out the background to and reasons for the Tender Offer.

Under the Tender Offer tenders are invited in the range of US$0.66 to US$0.75 per Share. The price range represents a premium of up to 18.1 per cent. over the closing price of the Shares on the Singapore Stock Exchange on 25 February 2002 and a premium of up to 20.0 per cent. over the average closing price of the Shares on the Singapore Stock Exchange for the 30 market days immediately prior to the announcement of the Tender Offer.

The Tender Offer will be for up to 170 million Shares (representing approximately 10 per cent. of Dairy Farm's issued share capital). If fully subscribed, this will result in the Company returning between US$112.2 million and US$127.5 million to shareholders.

## 2. Background to and reasons for the Tender Offer

On 26 February 2002, Dairy Farm announced its preliminary results for the year ended 31 December 2001. The Company reported a year of significant progress in terms of profit performance and strategic positioning against a backdrop of poor economic conditions in most of its markets.

Record profits were achieved in Singapore, Malaysia and Taiwan and also by Mannings and 7-Eleven in Hong Kong. All other retail businesses were on plan including Wellcome Hong Kong which produced a significantly improved performance. Maxim's profits declined but it performed well against its peers in a sluggish catering market.

The Wellcome Taiwan result represented the fruition of a two-year turnaround effort from losses in 1999 to earnings before interest, taxation, depreciation and amortisation (EBITDA) of US$15 million in 2001. South Asia has also improved rapidly over the past two years with sales and profit up more than 75 per cent.

The managed sell-down of Franklins in Australia was substantially completed in the second half of 2001. Dairy Farm's balance sheet moved into a net cash position at the year end, due mainly to the disposal of Franklins' assets and the sale of Sims Trading.

The Directors stated that, in view of Dairy Farm's forthcoming investment commitments and a cautious view of prospects for 2002, they believed it to be too early for a resumption of dividend payments.

Dairy Farm's announcement of preliminary results for the year ended 31 December 2001 is set out in full in Part III of this document.

Considering the significant balance sheet strengthening over the past year but bearing in mind the contribution to this improvement of non-recurring asset disposals, the Company believes it appropriate to offer shareholders a return of capital.

Dairy Farm believes that the Tender Offer strikes the right balance between offering shareholders a return of capital and leaving the business prudently financed. The reduction in capital will also have the effect of increasing earnings per Share. The benefits to shareholders, therefore, are that:

- it will offer shareholders a return of value whilst still leaving Dairy Farm able to support an increased capital expenditure programme;
- it will enhance earnings per Share, and thereby accelerate a return to dividend payments; and
- it will give shareholders the choice either to sell Shares at a premium to the recent market price or to increase their proportionate stake in the Company by retaining their holdings.

Dairy Farm has no intention of making any further premium tender offer to shareholders in the year ahead.

## 3. Dividend Policy

In proposing this Tender Offer, the Board is mindful that, despite the improvement recorded in 2001, earnings remain relatively low. The Company also has plans to increase capital expenditure in 2002, a significant part of which is to be used in the expansion of its core retailing business in South Asia. In view of the Company's commitment to invest and combined with a cautious view of prospects for 2002 in light of the current world economic situation, it is believed to be too early for a resumption of dividend payments.

## 4. Proposed Tender Offer

### 4.1 *Size of the Tender Offer*

At the Company's Annual General Meeting on 16 May 2001, shareholders gave the Directors authority to repurchase Dairy Farm Shares representing less than 15 per cent. of the issued share capital of the Company at that date. As at 26 February 2002 (the latest practicable date prior to printing this document), no Shares had been repurchased under this authority. Under the Tender Offer, the Directors will use this authority to repurchase up to 170 million Shares (representing approximately 10 per cent. of the Company's issued share capital). The Tender Offer is conditional on valid tenders being received in respect of not less than 17 million Shares (representing approximately 1.0 per cent. of the Company's issued share capital).

### 4.2 *Features of the Tender Offer*

The principal features of the Tender Offer are as follows:

- Dairy Farm will purchase up to the Authorised Number of Shares at the Strike Price.
- Tenders must be made in US dollars. Shareholders can tender Shares for sale at different prices within the range of US$0.66 to US$0.75 per Share.
- All Shares will be purchased at the same price, the Strike Price. This will be the lowest price in whole cents per Share (between US$0.66 and US$0.75) that will allow Dairy Farm to purchase the Authorised Number of Shares or, if less than the Authorised Number of Shares is validly tendered, such lesser number of Shares as is validly tendered.

- Shareholders may tender Shares that are registered in their (or their nominees') names (or, in the case of Depositors, may tender, through CDP, Shares credited to their Securities Accounts) in two ways:

  (a) tenders may be made at specified prices (in US dollars), in which case they will only be accepted if the price at which the tender is made is at or below the Strike Price; or

  (b) tenders may be made at the Strike Price, being the price determined for the purchase of all Shares under the Tender Offer, in which case the shareholder will be treated as having tendered at the price at which the Strike Price is ultimately set.

- Tenders will be accepted in the following order:

  (a) first, tenders below the Strike Price will be accepted in full; and

  (b) second, tenders at the Strike Price or at a specified price equal to the Strike Price will be accepted, but may be scaled back pro rata to ensure that the number of Shares purchased by Dairy Farm pursuant to the Tender Offer does not exceed the Authorised Number of Shares.

- Tenders above the Strike Price will be rejected.

- The Tender Offer will close at 5:00 p.m. (local time in London or Singapore, as the case may be) on 5 April 2002.

- Tender Forms which have been duly completed and received by a Receiving Agent (as with CDP Forms of Election which have been duly completed and received by CDP) will be irrevocable.

- Shares will be purchased free of commissions and dealing charges.

- Successfully tendered Shares will be cancelled and will not rank for any dividends paid on or after the date of Closing.

- Settlement of the consideration to which a shareholder is entitled will be made by cheque in the currency (US dollars or pounds sterling) in which the shareholder would normally receive dividends in respect of the relevant Shares. Depositors tendering their Shares through CDP will receive the consideration by cheque (or other modes of payment) in US dollars.

The Tender Offer is available to all Registered Shareholders with registered addresses outside the Excluded Countries, being Canada, Japan, Malaysia and South Africa. In addition, Depositors with Shares standing to the credit of their Securities Accounts may participate in the Tender Offer in respect of such Shares through CDP.

Full details of the Tender Offer, including the terms and conditions on which it is made, are set out in Part I of this document and on the Tender Form.

**5. Shareholders resident otherwise than in the United Kingdom, Singapore or Bermuda**

The attention of shareholders who are not resident in the United Kingdom, Singapore or Bermuda, and particularly those who are resident in the United States, is drawn to Section 2 of Part I of this document and, in the case of US Holders, Section 2 of Part II and Sections 1 and 2 of Part IV of this document. It is the

responsibility of all such shareholders to satisfy themselves as to the observance of any legal requirements in their jurisdiction, including, without limitation, any relevant requirements in relation to the ability of such shareholders to complete and return a Tender Form.

## 6. Tax

A guide to the general tax position of shareholders under UK law and Inland Revenue practice, US law, Bermuda law and Singapore law is set out in Part II of this document. Shareholders should consult their professional advisers as to their tax position.

## 7. Action to be taken

### 7.1 *Registered Shareholders*

Registered Shareholders will find enclosed with this document a Tender Form. Shareholders who wish to tender some or all of the Shares registered in their name(s) should complete the Tender Form in accordance with the instructions printed thereon and in Part I of this document and return it by post or by hand, together with the share certificate(s) in respect of the Shares tendered, so as to be received by not later than 5:00 p.m. (local time) on 5 April 2002 (except as referred to below) with one of the following Receiving Agents:

*United Kingdom*

Capita IRG Plc
New Issues Department
P.O. Box No. 166
Bourne House
34 Beckenham Road
Beckenham Kent BR3 4TH
England

*Singapore*

M & C Services Private Limited
138 Robinson Road #17–00
The Corporate Office
Singapore 068906

If you require further copies of the Tender Form, please write to either of the Receiving Agents at the relevant address shown above.

### 7.2 *Shareholders holding through CDP*

Depositors with Shares standing to the credit of their Securities Account will receive from CDP with this document a CDP Form of Election. Depositors who wish to tender some or all of the Shares held by them through CDP should complete the CDP Form of Election in accordance with the instructions in this document and on the CDP Form of Election and return it:

*by hand to:*

The Central Depository (Pte) Limited
20 Cecil Street
#07-02/05 Singapore Exchange
Singapore 049705

*by post to:*

The Central Depository (Pte) Limited
Robinson Road Post Office
P.O. Box 1984
Singapore 903934

so as to arrive not later than 12:00 noon (Singapore time) on 3 April 2002 in order to provide sufficient time for the Shares to which their CDP Form of Election relates to be processed by CDP and be tendered in the Tender Offer.

If Depositors do not receive the CDP Form of Election or if they require further copies of the CDP Form of Election they may obtain them from CDP, any member company of the Singapore Stock Exchange or M & C Services Private Limited.

### 7.3 *ADS Holders*

The Tender Offer is not being extended to ADSs. ADS Holders should refer to the instructions in Part IV of this document as to how they may participate in the Tender Offer.

## 8. Jardine Strategic

The Directors have been informed that the Jardine Strategic Group has no present intention of tendering its Shares under the Tender Offer in respect of its holding of approximately 1,029 million Shares representing approximately 60.3 per cent. of the currently issued share capital of Dairy Farm. If the Authorised Number of Shares is repurchased, the Jardine Strategic Group's shareholding in Dairy Farm would increase to approximately 66.9 per cent. of the issued share capital of Dairy Farm.

## 9. Dairy Farm Share Schemes

Arrangements are being made available to holders of share options under the Dairy Farm Share Schemes that are vested at Closing at prices below the Strike Price to elect to have such vested options cancelled and to receive payment equivalent to the difference between the share option exercise price and the Strike Price. Holders of options in respect of a total of 9,637,974 Shares may be in a position to participate in these arrangements. It is believed that such arrangements allow optionholders to avoid the cost and risk of exercising their options should the Tender Offer for whatever reason not proceed or should acceptance levels be scaled back under the terms of the Tender Offer.

## 10. Additional information

On 26 February 2002, the Company announced its preliminary results for the year ended 31 December 2001. The announcement contains an operational review of the Dairy Farm Group businesses for the year 2001 and discusses the outlook for the year 2002 and is set out in Part III of this document.

Shareholders who do not wish to sell any Shares under the Tender Offer do not need to take any action.

The Board is making no recommendation as to whether and at what price shareholders should tender all or any of their Shares in the Tender Offer. Shareholders are recommended to consult their duly authorised independent advisers in making their decision.

Yours sincerely
**Simon Keswick**
*Chairman*

## PART I — DETAILS OF THE TENDER OFFER

Registered Shareholders (other than those from Excluded Countries) are hereby invited to tender Shares for purchase by the Company, on the terms and subject to the conditions set out in this Tender Offer Document and in the accompanying Tender Form.

### 1. Terms and conditions of the Tender Offer

**1.1** The Tender Offer is conditional upon valid tenders being received in respect of not less than 17,000,000 Shares representing approximately 1.0 per cent. of Dairy Farm's current issued share capital. If this condition is not satisfied by Closing, the Tender Offer will lapse. This condition may not be waived.

**1.2** Shares purchased by the Company will not exceed 170,000,000 Shares.

**1.3** Shares may be tendered under the Tender Offer at any price (expressed in whole cents per Share) within the price range of US$0.66 to US$0.75 per Share. Shareholders may split their holdings so as to tender Shares at different prices (expressed in whole cents per Share within such range) although each Share may only be tendered once and at only one price. Tenders may also be made at the Strike Price, in which case shareholders will be treated as having tendered at the price at which the Strike Price is ultimately set.

**1.4** The Tender Offer is available to Registered Shareholders with registered addresses outside the Excluded Countries and to Depositors with Shares standing to the credit of their Securities Accounts, who may participate in the Tender Offer in respect of such Shares through CDP.

**1.5** Tender Forms which have been, or are deemed to be, duly completed and are received by a Receiving Agent will be irrevocable. CDP Forms of Election which have been, or are deemed to be, duly completed and are received by CDP will be irrevocable. By completing a Tender Form, shareholders agree, as a collateral contract with the Company, which will become binding when the Tender Form is lodged in accordance with its terms, in consideration of the Company agreeing that while the Tender Offer remains open for acceptance the Company will not purchase any Shares at prices above the price range for the Tender Offer, that their tenders will be irrevocable in accordance with the terms of the Tender Offer.

**1.6** All or any part of a holding of Shares may be tendered. Shares successfully tendered will be sold to the Company, fully paid, with full title guarantee and free from all liens, charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature and together with all rights attaching thereto on or after Closing (including the right to any dividends paid on or after Closing).

**1.7** All tenders by Registered Shareholders must be made on the Tender Form duly completed in accordance with the instructions set out on the Tender Form (which constitute part of the terms of the Tender Offer). A tender may be rejected as invalid if the procedures contained in this Tender Offer Document and on the Tender Form are not complied with. The Tender Offer and all tenders will be governed by and construed in accordance with English law. Delivery of a Tender Form will constitute submission to the jurisdiction of the English courts.

**1.8** The Tender Offer will close at 5:00 p.m. (local time in London or Singapore, as the case may be) on 5 April 2002 and no tenders received after that time will be accepted.

**1.9** It is expected that the results of the Tender Offer, and, if applicable, the extent to which tenders at the Strike Price will be scaled down, will be announced by 7:30 a.m. (Singapore time) on 8 April 2002. This announcement will constitute acceptance by the Company of successful tenders.

**1.10** All documents and remittances sent by or to shareholders will be sent at their own risk. If the Tender Offer does not become unconditional and lapses, certificates and other documents of title will be returned to shareholders by post not later than ten business days after the date of such lapse. It should be noted that under CDP's procedures, by submitting the CDP Form of Election to CDP, Depositors will authorise CDP to take such action as CDP shall deem appropriate or necessary to prevent any trading of the Shares tendered through CDP during the period commencing on the date of receipt by CDP of the CDP Form of Election and ending on the date of the settlement of the consideration for such Shares or (as the case may be) the date on which the tender is rejected, including, without limitation, marking the Shares "Available Balance" or transferring the relevant number of Shares from the Depositor's Securities Account to a suspense account. In the event of a tender through CDP being rejected, the relevant number of Shares tendered through CDP will be transferred to the "Free Balance" of the Depositor's Securities Account as soon as possible but in any event not later than five market days from Closing.

**1.11** If part only of a holding of Shares is successfully tendered pursuant to the Tender Offer, the relevant shareholder will be entitled to receive a balance certificate in respect of the unsold Shares which will be sent by post not later than ten business days from Closing. In the event of a tender through CDP being partially successful, the number of unsold Shares tendered through CDP will be transferred to the "Free Balance" of the relevant Depositor's Securities Account as soon as possible but in any event not later than five market days from Closing.

**1.12** Tenders must be made in US dollars.

**1.13** All successfully tendered Shares will be purchased by the Company at the Strike Price.

**1.14** The Strike Price will be the lowest price per Share (between US$0.66 and US$0.75) that will allow the purchase of the Authorised Number of Shares or, if less than the Authorised Number of Shares is validly tendered, the total number of Shares validly tendered under the Tender Offer. In the event that no valid fixed price tenders are received, the Strike Price will be set at US$0.66 per Share.

**1.15** Shares tendered will be accepted (subject to satisfaction of the condition in paragraph 1.1 above and subject to paragraph 1.16 below) in the following order:

1.15.1 first, tenders below the Strike Price will be accepted in full; and

1.15.2 second, tenders at the Strike Price or at a specified price equal to the Strike Price will be accepted, but may be scaled back pro rata to ensure that the number of Shares purchased by the Company pursuant to the Tender Offer does not exceed the Authorised Number of Shares.

The decision of the Company as to the treatment of fractions arising from any scaling back shall be conclusive and binding on all shareholders.

It should be noted that in the case of Depositors who have Shares standing to the credit of their Securities Accounts, the Shares tendered by each Depositor participating in the Tender Offer through CDP, under CDP's procedures, will also be accepted in the order set out above.

**1.16** All questions as to the number of Shares tendered, the price to be paid therefor, or any alteration of such price in accordance with the terms contained herein, and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all of the parties (except as otherwise required under applicable law). The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of payment for which may, in the opinion of the Company, be unlawful. The Company also reserves the absolute right to waive any of the terms or conditions of the Tender Offer either generally or in a particular case and any defect or irregularity in the tender of any particular Shares or any particular holder thereof. A tender of Shares may be rejected as invalid unless all defects or irregularities have been cured or waived. In the event of a waiver, the consideration under the Tender Offer will not be despatched until after the Tender Form is complete in all respects and the share certificates and/or other document(s) of title satisfactory to the Company have been received. None of Dairy Farm, either Receiving Agent or any other person is or will be obliged to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

**1.17** Shares will be purchased under the Tender Offer free of commissions and dealing charges.

**1.18** The failure of any person to receive a copy of this Tender Offer Document, the Tender Form or the CDP Form of Election shall not invalidate any aspect of the Tender Offer.

**1.19** The Company reserves the right, subject to applicable law and regulatory requirements, to amend the price range set out above, depending upon market conditions and/or other factors. In the event of such amendment (which shall not, for the avoidance of doubt, include an alteration of the Authorised Number of Shares within the limit set out in the definition thereof contained in this Tender Offer Document), a supplementary circular and new tender forms will be despatched to shareholders. The Company reserves the right not to proceed with the Tender Offer if the Directors notify it that they have concluded that implementation of the Tender Offer is no longer in the best interests of the Company and/or shareholders as a whole. These rights may only be exercised prior to the making of the announcement referred to in paragraph 1.9 above.

**2. Shareholders resident otherwise than in the United Kingdom, Singapore or Bermuda**

**2.1** The making of the Tender Offer in, or to persons resident in or who are citizens, residents or nationals of, jurisdictions outside the United Kingdom, Singapore and Bermuda may be affected by the laws of the relevant jurisdiction. Shareholders who are not resident in the United Kingdom, Singapore or Bermuda, or who are citizens, residents or nationals of countries outside the United Kingdom, Singapore and Bermuda, should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person wishing to take up the Tender Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consents which may be required, the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction. Any such shareholder will be responsible for any such issue, transfer or other taxes by whomsoever payable and Dairy Farm and any person acting on its behalf shall be entitled to be fully indemnified and held harmless by such shareholder for any such issue, transfer or other taxes such person may be required to pay. ADS Holders and US Holders should refer to Section 2 of Part II and Sections 1 and 2 of Part IV of this document.

**2.2** In particular, the Tender Offer is not being made directly or indirectly in or into the Excluded Countries and the Tender Offer cannot be accepted from within the Excluded Countries. Accordingly, copies of this document, the Tender Forms and any related documents are not being and must not be

mailed or otherwise distributed or sent in, into or from the Excluded Countries, including to shareholders with registered addresses in the Excluded Countries or to persons who are custodians, nominees or trustees holding Shares for persons in the Excluded Countries. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute, send or mail them in, into or from the Excluded Countries as so doing will render invalid any related purported acceptance of the Tender Offer. Envelopes containing Tender Forms should not be postmarked in the Excluded Countries or otherwise despatched from the Excluded Countries and all accepting shareholders must provide addresses outside the Excluded Countries for the remittance of cash or return of any documents.

**2.3** If, in connection with making the Tender Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Tender Forms or any related documents in, into or from the Excluded Countries, such person should:

2.3.1 inform the recipient of such fact;

2.3.2 explain to the recipient that such action may invalidate any purported acceptance by the recipient; and

2.3.3 draw the attention of the recipient to this paragraph.

**2.4** The provisions in paragraphs 2.1 to 2.3 above and/or any other terms of the Tender Offer relating to shareholders who are not resident in the United Kingdom, Singapore or Bermuda may be waived, varied or modified as regards a specific shareholder or on a general basis by the Company in its absolute discretion. Subject to this, the provisions in paragraphs 2.1 to 2.3 above supersede any terms of the Tender Offer inconsistent therewith. References to a shareholder shall include references to the persons executing Tender Forms and in the event of more than one person executing Tender Forms, the provisions in paragraphs 2.1 to 2.3 above shall apply to them jointly and severally.

Shareholders resident otherwise than in the United Kingdom, Singapore or Bermuda should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt about your position, you should consult your professional adviser in the relevant territory.

## 3. Procedure for tendering

To tender Shares, shareholders must complete and return the Tender Form in accordance with the instructions in this document and the instructions printed on the Tender Form. Depositors who wish to participate in the Tender Offer through CDP in respect of Shares standing to the credit of their Securities Accounts must complete and return the CDP Forms of Election in accordance with the instructions printed in this Tender Offer Document and the instructions printed on the CDP Forms of Election. ADS Holders should follow the procedures set out in Section 2 of Part IV of this document. The following instructions should be read together with the notes on the Tender Form or, as applicable, the CDP Form of Election.

### 3.1 *Tender of Shares by Registered Shareholders*

3.1.1 *Completion of Tender Form(s)*

To tender Shares, you must complete Boxes 1 and 2 (and, if applicable, Box 3) and sign Box 4 of the accompanying Tender Form in accordance with the instructions printed thereon.

3.1.2 *Return of the Tender Form(s)*

The completed and signed Tender Form(s) must be sent to a Receiving Agent as set out below. The Tender Form(s) should also be accompanied by your share certificate(s) and/or other documents of title. Documents should be sent either by post or by hand so as to be received by not later than 5:00 p.m. (local time) on 5 April 2002 with one of the following Receiving Agents:

*United Kingdom*

Capita IRG Plc
New Issues Department
P.O. Box No. 166
Bourne House
34 Beckenham Road
Beckenham Kent BR3 4TH
England

*Singapore*

M & C Services Private Limited
138 Robinson Road #17–00
The Corporate Office
Singapore 068906

No tender received after the relevant time stated above will be accepted. Any Tender Form received in an envelope postmarked in the Excluded Countries or otherwise appearing to the Company or its agents to have been sent from any of these jurisdictions may be rejected as an invalid tender.

Duly completed Tender Forms sent by the means set out above and received by the prescribed time will be treated as signed and as tenders of Shares in accordance with the terms and conditions of the Tender Offer.

No acknowledgement of receipt of documents will be given.

3.1.3 *Lost Share Certificates and Documents of Title*

If you have lost your share certificate(s) and/or other document(s) of title, you should write to one of the Share Transfer Agents for a letter of indemnity in respect of the lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned either by post or by hand, so as to arrive not later than Closing. Registrar's fees will be payable.

3.1.4 *Additional Tender Forms*

If you require further copies of the Tender Form, please write to either of the Receiving Agents at the relevant address shown in paragraph 3.1.2 above.

**3.2** ***Tender of Shares by shareholders holding through CDP***

3.2.1 *Completion and return of the CDP Form of Election*

It should be noted that, in accordance with CDP's procedures, Depositors with Shares standing to the credit of their Securities Account will receive from CDP a copy of this document together with a CDP Form of Election. Depositors who wish to tender some or all of the Shares held by them through CDP should complete the CDP Form of Election in accordance with the instructions printed in this Tender Offer Document and the instructions printed on the CDP Form of Election and return it:

| *by hand to:* | *by post to:* |
|---|---|
| The Central Depository (Pte) Limited<br>20 Cecil Street<br>#07–02/05 Singapore Exchange<br>Singapore 049705 | The Central Depository (Pte) Limited<br>Robinson Road Post Office<br>P.O. Box 1984<br>Singapore 903934 |

so as to arrive not later than 12:00 noon (Singapore time) on 3 April 2002 in order to provide sufficient time for the Shares to which their Form of Election relates to be processed by CDP and be tendered in the Tender Offer.

3.2.2 *Additional CDP Forms of Election*

Depositors who do not receive the CDP Form of Election or who require further copies of the CDP Form of Election may obtain them from CDP, any member company of the Singapore Stock Exchange or M & C Services Private Limited.

**3.3** ***Tender of Shares by ADS Holders***

The Tender Offer is not being extended to ADSs representing Shares. ADS Holders should refer to the instructions set out in Section 2 of Part IV of this document.

**4. Effect of tender by Registered Shareholders**

Each Registered Shareholder by whom, or on whose behalf, a Tender Form is executed irrevocably undertakes, represents, warrants and agrees to and with Dairy Farm (so as to bind him, his personal representatives, heirs, successors and assigns) that:

**4.1** the execution of the Tender Form shall constitute an offer to sell to Dairy Farm such number of Shares as are inserted in Box 2 of the Tender Form or deemed to be tendered (or such lesser number of Shares as is accepted for purchase pursuant to the Tender Offer), in each case, on and subject to the terms and conditions set out or referred to in this Tender Offer Document and the Tender Form and that, once lodged, such tender shall be irrevocable;

**4.2** such Registered Shareholder has full power and authority to tender, sell, assign or transfer the Shares in respect of which the Registered Shareholder's offer is accepted (together with all rights attaching thereto) and, when the same are purchased by Dairy Farm, Dairy Farm will acquire such Shares fully paid, with full title guarantee and free from all liens, charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature and together with all rights attaching thereto on or after Closing (including the right to any dividends paid on or after Closing);

**4.3** the execution of the Tender Form will, subject to the Tender Offer becoming unconditional, constitute the irrevocable appointment of any Director or officer of the Company as such Registered Shareholder's attorney and/or agent ("attorney"), and an irrevocable instruction to the attorney to complete and execute all or any instruments of transfer and/or other documents at the attorney's discretion in relation to the Shares referred to in sub-paragraph 4.1 above in favour of Dairy Farm or such other person or persons as Dairy Farm may direct and to deliver such instrument(s) of transfer and/or other documents at the discretion of the attorney, together with the share certificate(s) and/or other document(s) relating to such Shares, for registration within six months of the Tender Offer becoming unconditional and to do all such other acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, the Tender Offer and to vest in the Company or its nominee(s) or such other person(s) as the Company may direct such Shares;

**4.4** such Registered Shareholder agrees to ratify and confirm each and every act or thing which may be done or effected by the Company or any of its Directors or officers or any person nominated by the Company in the proper exercise of its or his or her powers and/or authorities hereunder;

**4.5** such Registered Shareholder will deliver to the Receiving Agent their share certificate(s) and/or other document(s) of title in respect of the Shares referred to in sub-paragraph 4.1 above, or an indemnity acceptable to the Company in lieu thereof, or will procure the delivery of such document(s) to such person as soon as possible thereafter and, in any event, no later than Closing;

**4.6** the provisions of the Tender Form shall be deemed to be incorporated into the terms and conditions of the Tender Offer;

**4.7** such Registered Shareholder shall do all such acts and things as shall be necessary or expedient and execute any additional documents deemed by the Company to be desirable, in each case to complete the purchase of the Shares and/or to perfect any of the authorities expressed to be given hereunder;

**4.8** such Registered Shareholder, if resident in or a citizen of a jurisdiction outside the United Kingdom, Singapore or Bermuda, has fully observed any applicable legal requirements and that the invitation under the Tender Offer may be made to him/her under the laws of the relevant jurisdiction;

**4.9** such Registered Shareholder has not received or sent copies or originals of this document, the Tender Form or any related documents in, into or from the Excluded Countries, the Tender Form has not been mailed or otherwise sent in, into or from the Excluded Countries, and such shareholder is accepting the Tender Offer from outside the Excluded Countries;

**4.10** on execution the Tender Form takes effect as a deed; and

**4.11** the execution of the Tender Form constitutes such Registered Shareholder's submission to the jurisdiction of the courts of England in relation to all matters arising out of or in connection with the Tender Offer or the Tender Form.

A reference in paragraphs 4.1 to 4.11 above to a Registered Shareholder includes a reference to the person or persons executing the Tender Form and, in the event of more than one person executing a Tender Form, the provisions of paragraphs 4.1 to 4.11 above will apply to them jointly and severally.

**5. Effect of tender by shareholders holding through CDP**

Each Depositor by whom, or on whose behalf, a CDP Form of Election is executed will provide certain undertakings, representations and warranties as set out in the CDP Form of Election.

## 6. Settlement

### 6.1 *Registered Shareholders*

Settlement of the consideration to which any Registered Shareholder is entitled pursuant to tenders accepted by Dairy Farm, complete in all respects, will be made by the despatch of cheques by first class post on 12 April 2002, at the risk of the person(s) entitled thereto. All cash payments will be made to Registered Shareholders by cheque in the currency (US dollars or pounds sterling) in which the relevant Registered Shareholder would receive dividends on the Shares acquired by Dairy Farm from such Registered Shareholder. Where Registered Shareholders are to receive payments in pounds sterling, the rate of exchange applied to convert the relevant US dollar amount into pounds sterling will be the rate prevailing on the first business day after Closing. Shareholders should be aware that relevant exchange rates that are prevailing at the date on which a tender is made and on the dates of any exchange transaction and/or despatch and/or receipt of cheques may be different. In all cases, fluctuations in relevant exchange rates are at the risk of the tendering shareholders. Neither Dairy Farm, nor any of its advisers or agents shall have any responsibility with respect to the actual amount of cash consideration payable other than in US dollars.

### 6.2 *Shareholders holding through CDP*

Settlement of the consideration to which any Depositor is entitled pursuant to tenders made through CDP, complete in all respects and accepted, will be made by the despatch of cheques by CDP by ordinary post and at the risk of the Depositor, to the Depositor's mailing address registered with CDP within five market days of Closing being 5 April 2002. CDP reserves the right to make settlement of the consideration by other modes of payment. All payments to Depositors will be made in US dollars.

# PART II — TAX

## 1. United Kingdom taxation

The following comments are intended only as a general guide to certain aspects of current UK law and Inland Revenue practice, and do not constitute tax advice. They are of a general nature and only apply to shareholders who hold their Shares as an investment. They do not address the position of certain types of shareholders such as dealers in securities. Shareholders who are subject to tax in a jurisdiction other than the UK or who are in any doubt as to the potential tax consequences of selling their Shares are strongly recommended to consult their own independent professional advisers before making any such sales.

A shareholder who sells Shares in the Tender Offer should be treated, for the purposes of UK taxation, as though the shareholder has sold them in the normal way to a third party. Accordingly, any such shareholder who is UK resident may, depending on that shareholder's personal circumstances, be subject to capital gains tax (or, in the case of a corporate shareholder, corporation tax on chargeable gains) in respect of any gain arising on such sale. Shareholders who are neither resident nor ordinarily resident in the UK will not be liable for UK tax on capital gains on the disposal of Shares, save that shareholders who are individuals and who are temporarily non-resident for a period of less than five years may be subject to UK tax on capital gains on the disposal of Shares as if, broadly, the disposal was made in the course of such shareholders' years of return to the UK.

Neither the shareholders nor the Company should be required to pay stamp duty as a result of the disposal of Shares under the Tender Offer.

## 2. Certain US Federal income tax considerations

The following is a summary of the material US federal income tax consequences of the disposition of Shares in the Tender Offer by a US Holder (as defined below). This summary deals only with US Holders that hold the Shares as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the disposition of Shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10 per cent. or more of the voting stock of the Company nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that hold the Shares as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar).

As used herein, the term "US Holder" means a beneficial owner of Shares that is (i) a citizen or resident of the United States for US federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

The summary assumes that the Company is not and has not been a passive foreign investment company (a "PFIC") for US federal income tax purposes, which the Company believes to be the case.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE TENDER OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

(a) **Characterisation of amounts received pursuant to the Tender Offer**

For US federal income tax purposes, any amount received by a US Holder pursuant to the Tender Offer will be treated as a distribution of property from the Company unless, under the rules described below, the amount is characterized as proceeds of a sale of the Shares.

The amount received by a US Holder will be treated as proceeds of a sale of the Shares if the Tender Offer completely terminates the US Holder's interest in the corporation. This will be the case if (i) the Company purchases all of the Shares owned (directly or indirectly) by the US Holder or (ii) the distribution is "substantially disproportionate" with respect to the US Holder. The distribution will be "substantially disproportionate" if it reduces the US Holder's equity interest in the Company by more than 20 per cent., based on the total number of Shares outstanding before and after the Tender Offer. The reduction in percentage equity for a particular US Holder will depend on the total number of Shares cancelled pursuant to the Tender Offer.

US Holders that do not satisfy this 20 per cent. test, but whose relative ownership interest in the Company is "minimal" and do not exercise control over the affairs of the Company may still be entitled to sale treatment, provided the Tender Offer results in a "meaningful reduction" of the US Holder's proportionate interest in the Company. There is limited guidance on what constitutes a minimal ownership interest or a meaningful reduction for this purpose, but it is likely that any reduction in interest will constitute a meaningful reduction if the US Holder owns less than one per cent. of the Company before the Tender Offer.

In determining whether there has been a complete termination of interest, a substantially disproportionate distribution, or a meaningful reduction in interest, a US Holder must take into account both Shares actually owned by the US Holder and Shares owned by certain persons related to the US Holder. US Holders should consult with their tax advisers regarding the application of these rules to their own situation.

(b) **Sale or exchange treatment**

If the amount received pursuant to the Tender Offer is treated as sale proceeds, a US Holder generally will recognise a capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised and the US Holder's adjusted tax basis in the tendered Shares. This capital gain or loss will be long-term capital loss if the US Holder's holding period in the tendered Shares exceeds one year. For a non-corporate US Holder, the maximum long-term capital gains rate is 20 per cent., which is further reduced to 18 per cent. if the Shares have been held for more than five years. Any gain or loss will generally be US source, except that US Holders that are predominantly engaged in the active conduct of a banking, insurance, financing or similar business may be required to treat all or a portion of any loss as foreign source.

In the case of a US Holder of ADSs representing Shares who wishes to participate in the Tender Offer, no gain or loss will be recognised in relation to the initial exchange of ADSs for Shares.

(c) **Dividends**

If the amount received pursuant to the Tender Offer is not treated as sale proceeds, the amount will be treated as a distribution of property by the Company. Distributions paid by the Company out of current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Dividends in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the Shares and thereafter as capital gain.

(d) **Backup withholding and information reporting**

Payments of proceeds of the Tender Offer by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

### 3. Bermuda taxation

The following is a summary of the tax implications under Bermuda law arising in relation to the Tender Offer.

The Company is an exempted company incorporated in Bermuda. Under present Bermuda law, no Bermuda withholding tax on dividends or other distributions, nor any Bermuda tax computed on profits or income or dividends or on any capital asset, gain or appreciation will be payable by an exempted company, nor is there any Bermuda tax in the nature of estate duty or inheritance tax applicable to the Shares held by non-residents of Bermuda. Furthermore, the Company has applied to the Minister of Finance for an assurance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda as amended, that in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets, gain or appreciation, or any tax in the nature of an estate, duty or inheritance tax, no such taxes shall be so applicable. This assurance has been obtained by the Company for a period ending 28 March 2016. There is no stamp duty or other transfer tax imposed, under Bermuda law, on the sale of Shares in the Company. Therefore, a shareholder who sells Shares under the Tender Offer will not be subject to any gains, transfer tax or stamp duty upon the sale under Bermuda law.

### 4. Singapore taxation

The discussion below is not intended to constitute a complete analysis of all Singapore tax consequences relating to the sale of Shares and does not constitute tax advice. The discussion is of a general nature and shareholders should consult their own tax advisers concerning the consequences of their particular situations. This description is based on laws, regulations and interpretations as now in effect and available as of the date of this document. The laws, regulations and interpretations, however, may change at any time.

A shareholder who sells Shares in the Tender Offer should be treated, for the purposes of Singapore taxation, as though the shareholder has sold them in the normal way to a third party. Singapore does not impose capital gains tax on sales of Shares. However, gains or profits may be construed to be of an income

nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade in Singapore. Thus, any gains or profits from the sale of the Shares in the Tender Offer are not taxable in Singapore unless the seller is regarded as carrying on a trade in securities in Singapore, in which case the disposal profits would be taxable as trading profits rather than capital gains.

For Shares which are sold in the Tender Offer through the scripless settlement system of CDP or which are not registered on the Singapore branch register of members of the Company, no stamp duty is payable in Singapore on the purchase of Shares by the Company for cancellation. Stamp duty at the rate of 0.2 per cent. of the purchase price or the market value of the Shares (whichever is higher) will be payable by the Company on the purchase for cancellation of Shares which are registered on the Singapore branch register of members of the Company and which are not sold through the scripless settlement system of CDP.

As a temporary measure in response to the current economic downturn in Singapore, the Singapore Government announced on 12 October 2001 that stamp duty would be reduced by 30 per cent. on all chargeable instruments executed between 13 October 2001 and 31 December 2002.

# PART III — ANNOUNCEMENT OF PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

The following announcement was today issued to the London Stock Exchange.

**DAIRY FARM INTERNATIONAL HOLDINGS LIMITED**
**2001 PRELIMINARY ANNOUNCEMENT OF RESULTS**

- Expansion in Southeast Asia
- Some recovery at Wellcome Hong Kong
- Managed sell-down at Franklins completed
- Share buy-back offer announced

"The economic outlook for the regions in which Dairy Farm operates is uncertain. The Company, however, remains strong with experienced staff and sound retail businesses that are well positioned to succeed."

Simon Keswick, *Chairman*

"2002 will be a difficult year in Asia, with many of the most important markets in which we operate experiencing economic weakness. While continuing our capital spending programme, we are keeping costs down and managing cash tightly."

Ronald J Floto, *Group Chief Executive*
*26 February 2002*

**Results**

| Prepared in accordance with IAS as modified by revaluation of leasehold properties* | **Year ended 31 December** | | |
|---|---|---|---|
| | **2001** | **2000** | **Change** |
| | *US$m* | *US$m* | *%* |
| Sales — continuing operations | 3,470 | 3,255 | +7 |
| Underlying net profit | 48 | 1 | 100+ |
| Net profit/(loss) | 30 | (194) | n/a |
| Recurring EBITDA to sales | 4.9% | 3.1% | +1.8% |
| | *US¢* | *US¢* | *%* |
| Underlying earnings per share | 2.87 | 0.03 | 100+ |
| Earnings/(loss) per share | 1.82 | (11.75) | n/a |

* The Group's financial statements are prepared under International Accounting Standards ("IAS") which, following recent changes, no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in the above summary, the Chairman's Statement, Group Chief Executive's Review and Regional Operating Review are based on this supplementary financial information unless otherwise stated.

## PRELIMINARY ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2001

### OVERVIEW

Dairy Farm made significant progress in 2001, against a backdrop of poor economic conditions in most of its markets. The Group resolved a major problem through the disposal of Franklins, its Australian business, and it began sustained developments in areas it sees as profit drivers for the future.

### RESULTS

Sales from continuing activities of US$3,470 million were 7% ahead of last year, with growth in all regions. Each of the Group's regional businesses has shown improved performance, and its underlying profit of US$48 million in 2001 compares to a profit of US$1 million in 2000. Underlying earnings per share were US¢2.87, compared to US¢0.03 in 2000.

The Group moved into a net cash position, due mainly to the disposal of Franklins and Sims Trading. In the circumstance the Directors consider it appropriate to offer to return value to shareholders and therefore propose to repurchase up to 170 million shares representing 10% of issued share capital. This is to be carried out by way of a tender offer at a price range of US$0.66 to US$0.75 per share. The proposal gives shareholders a choice to sell shares at a premium to the market price or to increase their proportionate stake by retaining their shares. A circular containing full details of the offer is being sent to shareholders.

In view of the Group's forthcoming investment commitments, and a cautious view of prospects for 2002, the Directors believe it to be too early for a resumption of dividend payments.

### DISPOSAL OF FRANKLINS

Having decided in April to exit from Australia, a managed sell-down of Franklins was undertaken as the most effective means, among the limited options available to the Group, of realising value. An assessment of Franklins' assets in 2000 led to an impairment charge of US$129 million. During the course of the disposal programme, however, a premium was achieved on the sale of the assets, yielding a net gain in 2001 of US$38 million. The Group is grateful for the dedication and professionalism shown by Franklins' management during the complex sell-down process.

### OPERATIONS

In North Asia, results improved in all businesses. Wellcome Taiwan, Mannings and 7-Eleven in Hong Kong all achieved increased profits. Wellcome Hong Kong also made good progress, although there is still much to be done to reach acceptable levels of profitability. The Group is vigorously expanding its 72 store 7-Eleven network in neighbouring Guangdong.

In South Asia the Group's focus is on developing the successful Giant hypermarket format in Malaysia and Singapore, as well as expanding into Indonesia and, subject to government approvals, India. The Group's other businesses in the region continue to perform well.

During the year the Group was approached to sell Woolworths, its New Zealand supermarket operation. This prompted enquiries from other potential purchasers, but after careful review, the Group decided that it was preferable to retain and grow this valuable business.

Despite a profit decline in 2001, Maxim's remains an excellent investment. Maxim's is expanding the Starbucks chain in Hong Kong, and will be extending it to Southern China.

## OUTLOOK

In conclusion, the Chairman, Simon Keswick said, "The economic outlook for the regions in which Dairy Farm operates is uncertain. The Company, however, remains strong with experienced staff and sound retail businesses that are well positioned to succeed."

## GROUP CHIEF EXECUTIVE'S REVIEW

### The Year

We made significant progress in terms of profit performance and strategic positioning. Most of our retail businesses registered sales and profit improvements by pursuing well established plans focusing on store modernization, efficient infrastructure and organic growth.

Record profits were achieved in Singapore, Malaysia, and Taiwan, and also by Mannings and 7-Eleven in Hong Kong. All other retail businesses were on plan, including Wellcome Hong Kong, which faced continuing margin pressure, deflation in food prices and strong competitive expansion. Wellcome achieved sales increases which, combined with excellent expense control, resulted in significantly improved performance.

Maxim's profit declined, but performed well against its peers in a sluggish catering market.

### Wellcome: Taiwan

The performance of Wellcome Taiwan merits special attention in that 2001 represents the fruition of a two-year turnaround effort. This business was loss-making in 1999. As a result of a programme of investment in fresh merchandising in 56 of its 100 stores; investment in a fresh distribution centre to support the stores; sharper and more productive store operations; a logistics support contract with a local hypermarket chain; and a bolt-on acquisition of 12 stores, Wellcome Taiwan achieved an EBITDA of US$15 million this year.

### South Asia

South Asia has improved rapidly over the past two years with sales and profit up more than 75%. Excellent results have been driven by operational improvements, bolt-on acquisitions and aggressive greenfield expansion. We acquired Giant, a Malaysian company with two hypermarkets, in late 1999 and have used this as our hypermarket growth vehicle. We are convinced of the value of this format in Asia, and its suitability to our multi-channel, shared services retail strategy. Today we operate seven hypermarkets, two in Singapore and five in Malaysia, and will open at least six more in these countries in the next year. We will also open several in Indonesia and India during that time. Hypermarkets will become an important retail channel for us in future, and we already have the number one share of hypermarket sales in both Singapore and Malaysia.

**Woolworths: New Zealand**

In New Zealand, our Woolworths supermarkets continued to achieve good returns and we plan to invest in new stores and infrastructure. Future growth opportunities will be enhanced by the expansion of mini-mart retailing at Gull petrol stations.

**Franklins: Australia**

Having been unsuccessful in attracting an offshore purchaser, and being prevented by competition authorities from selling the business in its entirety to a local competitor, we undertook a managed sell-down of Franklins during the second half. A total of 249 stores were sold to national and international chains and independent operators, including 14 stores to former managers. We closed 38 stores as well as 10 distribution centers and administrative offices. The trading loss of US$53 million for the year was in line with our expectation and the gain on disposal of US$38 million exceeded plan. We are pleased to note that over 90% of our former staff were employed by purchasers. By year-end, our Group support structure was reduced by over 20% to reflect our smaller size following the Franklins disposal.

**Strategy**

Our strategic plan is unchanged:

- A clear focus: Retailing in the Asia-Pacific Region;
- Proven formats: Supermarkets, hypermarkets, health and beauty, and convenience stores;
- Long-term growth markets: Leading positions in rapidly developing markets with investment in fresh products and store design, modern infrastructure and bolt-on acquisitions;
- Efficient support functions: Shared logistics, procurement and administrative services.

Recent strategic initiatives include:

- Approval in August of our restructured 7-Eleven joint venture in Guangdong where we are now licensed to increase our chain to 350 stores. In the latter part of the year, 22 new stores were opened, and we look forward to further growth in 2002.
- Opening of our second hypermarket in Singapore.
- Bolt-on acquisition of 13 supermarkets in Hong Kong.
- Maxim's, our associate, will be expanding its highly successful Starbucks business to Southern China. This area, in addition to Hong Kong, is expected to provide exciting growth opportunities in the future.

**Outlook**

2002 will be a difficult year in Asia, with many of the most important markets in which we operate experiencing economic weakness. While continuing our capital spending programme, we are keeping costs down and managing cash tightly.

As 2001 closes I would like to thank the people of Dairy Farm for their dedication and fine accomplishments during the year.

**Ronald J Floto**
*Group Chief Executive*
26 February 2002

**MARKET POSITION**

| | Supermarkets | Hypermarkets | Health and Beauty Stores | Convenience Stores | Restaurants |
|---|---|---|---|---|---|
| Hong Kong | 2 | — | 1 | 1 | 1 |
| India | 1 | 1 | 1 | — | — |
| Indonesia | 1 | — | 2 | — | — |
| Malaysia | 2 | 1 | 1 | — | — |
| New Zealand | 3 | — | — | — | — |
| Singapore | 2 | 1 | 1 | 1 | — |
| Taiwan | 1 | — | — | — | — |

## REGIONAL OPERATING REVIEW

### NEW ZEALAND

Sales at Woolworths increased by 6% above last year in local currency terms. We added two new Woolworths stores during the year, and now have 84 supermarkets. A new alliance was established in May 2001 with Gull Petroleum, an independent petrol retailer, to operate mini-marts at their petrol stations. So far, 22 new mini-marts have been opened, and we are continuing to adjust store layouts and merchandise mix to meet the customer demands in this sector.

### SOUTH ASIA

The continued growth in sales and profits of our South Asian businesses has further strengthened Dairy Farm's position as the leading retailer in the region. Our growth momentum is planned to continue, particularly through the expansion of our Giant hypermarkets and superstores.

#### Singapore

Despite sluggish economic conditions, Cold Storage supermarkets achieved sales growth of 10% and increased profit by 50%. We ended the year with 35 outlets, one more than the year before. The increased profitability was mainly derived from improved margins, reduced shrinkage and better store productivity. Cold Storage continues to dominate the middle and upper segments of the food retailing market in Singapore.

Our first and highly successful Giant hypermarket at IMM became profitable in its first year, and we opened the second at Turf City in December. The Giant format is targeted mainly at the lower segment of the food retailing market. Both sales and profitability significantly surpassed our expectations. Giant's promotional theme of "Great Value, Big Variety" and its "ethnic" concept are proving to be very popular, and we are confident that Giant's current format has excellent potential for further growth. Giant won the Singapore Retailer's Association's 2001 award for "Best New Entrant" based on creativity, market impact and financial achievement. A site for a third store has been secured, to open in the second quarter of 2002.

Guardian's health and beauty stores benefited from the acquisition of the 22-store Apex chain in 2000, and increased both sales and profits. We opened 15 new stores, reaching a total of 93. This makes Guardian a major player in the health and beauty sector, and a clear leader in community pharmacies with 60 stores with dispensing services.

7-Eleven, Singapore's leading convenience store chain, achieved sales and profit increases for the third consecutive year. The store network was expanded by 25% with the addition of 33 new stores, and there are now 156 outlets including 52 franchised stores. The extensive network of stores has enabled 7-Eleven to provide more service items to customers, including utility and phone bill payments and topping up of cash cards, generating new streams of income.

Photofinish performed satisfactorily, achieving higher sales for the year. We continued to invest in new digital machines to establish Photofinish as a leading digital imaging business. Additionally, Photofinish's "budget print" concept, now available in all retail banners' outlets, is steadily increasing in popularity.

### Malaysia

Giant had a successful year, with the opening of three new hypermarkets at Senawang, Shah Alam and Johor Bahru. The hypermarket complex in Shah Alam also contains our new head office and distribution centre. At year-end, the chain consisted of five hypermarkets and 11 supermarkets, making Giant the leading player, and well placed for further expansion. In 2002, Giant will open another five hypermarkets that will significantly increase turnover. In July, Dairy Farm purchased the remaining 10% shareholding of Giant.

Guardian enjoyed record sales and profit in 2001, and 16 new stores were added, bringing the total to 80 outlets. As the leading pharmacy chain in Malaysia, the Guardian brand is widely recognised by consumers for service and product range. To distance itself further from competitors, Guardian plans to increase its network of stores by adding at least 15 outlets in 2002.

### Indonesia

Hero's sales increased 17% in local currency terms, against a background of food inflation of around 10% for the year. Operating profits, however, were flat as a result of operating cost increases, some of which were mandated. The total number of supermarkets increased to 80, with the addition of 10 new outlets. Dairy Farm's effective shareholding in Hero increased from 32% to 37% following a rights issue in September. The proceeds of US$10.4 million will be used for future expansion, including Giant hypermarkets. Despite the difficult economic and political climate, Hero has consistently performed well and remains Indonesia's leading food retailer. The business is well positioned to take advantage of the expected long-term growth of Greater Jakarta and the major regional cities.

### India

Foodworld, the Group's 49% owned supermarket joint venture, opened 21 new stores bringing the total to 71 outlets. These outlets are located over five regional cities in Southern India. The costs associated with this rapid expansion programme meant that the business made a small loss for the year, but it has now achieved a critical mass and we expect profitable operations in 2002. Foodworld is the only western style food retailing chain in India, and has achieved a good brand image among Indian consumers.

Health & Glow, the Group's 50% owned health and beauty joint venture, had a satisfactory year with sales growth of 34%. There are currently 16 stores in four regional cities. The business is profitable at store level, but incurred a net loss due to the limited size of operations. We are currently reviewing the business strategies, including the merchandise range, customer service and operational efficiency to improve performance. We remain of the view that the health and beauty market in India, now in its infancy, is a good growth opportunity.

Giant Hyderabad, our hypermarket joint venture, opened in June and is the first hypermarket in India. Sales increased steadily each month to be well ahead of plan in 2001, reflecting enthusiastic consumer acceptance of this format. Two new hypermarkets are planned in 2002.

## NORTH ASIA

### Hong Kong

Hong Kong continued to suffer from deflation and generally adverse economic conditions throughout 2001. Against this background, our businesses performed well in achieving gains in both sales and profits.

Wellcome supermarkets improved its performance in all operational areas. Despite food price deflation and weak consumer confidence, sales increased and margins also showed modest improvement. Further margin growth is expected to be gradual. The proportion of fresh sales continued to increase, following a successful marketing campaign and continued investment in fresh food presentation in stores. Efficiency gains and cost reductions were important contributors to the improved overall performance. Distribution, shrinkage, and store expenses and overheads all decreased as a percentage of sales and will continue to decline as sales increase. Total capital expenditure was US$42 million, the majority invested in 28 new stores. These included 11 new superstores with an average gross area of 24,500 sq.ft. We closed 13 loss-making stores and restructured the Wellcome Delivers service to a more cost effective "store-pick" operation.

Sales of 7-Eleven increased 8%, accompanied by a strong profit improvement. We opened 38 stores during the year, bringing the store count to 444 including 256 franchised stores. Future growth will be achieved by adding stores and by providing innovative services and new products. This year's initiatives included bill payment services, ticketing, various kiosk-based services as well as on-line and off-line order fulfilment. Margins improved slightly with new exclusive lines and house brands targeted at young trend-conscious customers, who value innovation. We launched the "You Have a Say" marketing program which provided valuable customer information, and were the first retailer to accept Octopus smart cards to provide faster and more convenient purchasing in our stores.

Mannings strengthened its position as Hong Kong's leading health and beauty retailer. Aggressive marketing has resulted in a 14% sales increase and a 2% market share increase in western medicine and cosmetics. The total number of outlets increased to 179 after opening 25 stores during the year. We also expanded pharmacy services to 12 counters in key areas. Supply chain enhancements during the year produced good results, with improvements in stock turnover. Staff continued to focus on excellent customer service, winning the Hong Kong Retail Management Association's Mystery Shopper Programme for the eighth consecutive year.

Ice manufacturing and cold store operations performed well, with increased sales and higher utilisation of the cold store at Shek Pai Wan resulting in improved profits for the year. We are evaluating various opportunities, including vertical and horizontal integration, to enhance the business.

Maxim's, our 50% owned restaurant associate, had a difficult year due to the introduction of the expensive Mandatory Provident Fund (MPF). This, combined with flat sales due to both the sluggish local economy and the increasing leakage of weekend business to Southern China, contributed to a 8% decline in profit before tax. Profit would have been above last year save for the MPF introduction. The traditional Cantonese restaurants were worst affected, and action is underway to improve their performance through cost saving, rightsizing and closure of loss-making outlets. Cake shops growth was encouraging, particularly from higher sales in festive products and catering services. Improved labour utilisation and investment in a new central kitchen are among the measures being taken to improve profitability.

Starbucks represents an exciting opportunity which is being aggressively expanded after a highly successful launch in Hong Kong in mid 2000. There were 15 new Starbucks outlets opened in 2001 for a total of 24 at year end. This business will be extended to Southern China, which is expected to provide substantial further growth opportunities.

Group Procurement, which is based in Hong Kong, has continued to achieve efficiencies through Group-wide purchasing, and through membership of the WorldWide Retail Exchange. We held 22 procurement auctions in 2001, and these were successful in delivering significant savings to all our business units.

**Mainland China**

7-Eleven China opened 22 new convenience stores in Guangdong in the second half of 2001, following the restructuring of our investment. Our new joint venture company, Guangdong Sai Yi Convenience Stores Limited (in which Dairy Farm holds a 65% interest), is the first convenience store joint venture approved by the Ministry of Foreign Trade and Economic Co-Operation in China. An aggressive expansion programme is planned in Southern China, with the current 72 stores expected to expand to 350 stores over the next four years. Guangdong, the nearest and most culturally aligned Chinese Province with Hong Kong, has one of the fastest growing economies in Asia and will develop over time as a profitable market for convenience stores.

**Taiwan**

Wellcome supermarkets had an excellent year, with performance improvement in virtually all operational areas. Despite operating in a weak economy with negative GDP growth and falling consumer sentiment, sales and profits both increased significantly. The extension of 24-hour trading and continued investment in new and remodeled stores proved successful, and we now have a style and scale of operations that will compete effectively with the hypermarket sector. Supply chain costs were reduced through operating efficiencies and a new contract to provide logistics services to external parties. Store operating costs were tightly controlled to ensure the full benefits of improved sales were reflected in the profit result. We plan to maintain this growth momentum by improving fresh sales, opening new stores and making bolt-on acquisitions as opportunities arise.

**Consolidated Profit and Loss Account**
*for the year ended 31 December 2001*

| Prepared in accordance with IAS 2000 US$m | Prepared in accordance with IAS 2001 US$m | Note | | Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2001 US$m | Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2000 US$m |
|---|---|---|---|---|---|
| 5,733.0 | 4,924.5 | 3 | Sales | 4,924.5 | 5,733.0 |
| (4,234.8) | (3,592.2) | | Cost of sales | (3,592.2) | (4,234.8) |
| 1,498.2 | 1,332.3 | | Gross margin | 1,332.3 | 1,498.2 |
| 4.9 | 6.2 | | Other operating income | 6.2 | 4.9 |
| (1,265.4) | (1,088.6) | | Selling and distribution costs | (1,088.3) | (1,265.1) |
| (268.2) | (235.0) | | Administration and other operating expenses | (235.0) | (291.5) |
| — | 17.3 | 5 | Net profit on sale of Sims | 17.3 | — |
| — | 37.5 | 5 | Net gain on disposal of Franklins' assets | 37.5 | — |
| — | (6.6) | | Restructuring costs of Wellcome Delivers | (6.6) | — |
| (129.4) | (12.9) | 6 | Impairment of assets | (12.9) | (129.4) |
| (159.9) | 50.2 | 4 | Operating profit/(loss) | 50.5 | (182.9) |
| (29.2) | (35.2) | | Net financing charges | (35.2) | (29.2) |
| 35.6 | 34.0 | 4 | Share of results of associates and joint ventures | 34.0 | 35.6 |
| (153.5) | 49.0 | | Profit/(loss) before tax | 49.3 | (176.5) |
| (17.3) | (19.0) | 7 | Tax | (19.0) | (17.3) |
| (0.7) | (0.2) | | Minority interests | (0.2) | (0.7) |
| (171.5) | 29.8 | | Net profit/(loss) | 30.1 | (194.5) |
| *US¢* | *US¢* | | | *US¢* | *US¢* |
| | | 8 | Earnings/(loss) per share | | |
| (10.36) | 1.80 | | — basic and diluted | 1.82 | (11.75) |
| | | 8 | Underlying earnings per share | | |
| 0.01 | 2.85 | | — basic and diluted | 2.87 | 0.03 |

**Consolidated Balance Sheet**
*at 31 December 2001*

| Prepared in accordance with IAS 2000 US$m | Prepared in accordance with IAS 2001 US$m | Note | | Prepared in accordance with IAS as modified by revaluation of leasehold properties (refer note 1) 2001 US$m | Prepared in accordance with IAS as modified by revaluation of leasehold properties (refer note 1) 2000 US$m |
|---|---|---|---|---|---|
| | | | **Net operating assets** | | |
| 72.4 | 70.1 | 10 | Goodwill | 70.1 | 72.4 |
| 740.7 | 549.5 | 10 | Tangible assets | 702.2 | 894.0 |
| 41.4 | 40.9 | | Leasehold land payments | — | — |
| 114.5 | 117.0 | | Associates and joint ventures | 126.0 | 123.6 |
| 11.8 | 7.0 | | Deferred tax assets | 7.0 | 11.8 |
| 28.8 | 29.6 | | Other non-current assets | 29.6 | 28.8 |
| 1,009.6 | 814.1 | | Non-current assets | 934.9 | 1,130.6 |
| 467.6 | 279.0 | | Stocks | 279.0 | 467.6 |
| 192.8 | 128.1 | | Debtors and prepayments | 128.1 | 192.8 |
| 578.0 | 511.0 | | Bank balances | 511.0 | 578.0 |
| 1,238.4 | 918.1 | | Current assets | 918.1 | 1,238.4 |
| (928.5) | (753.2) | | Creditors and accruals | (753.2) | (928.5) |
| (84.7) | (69.2) | | Borrowings | (69.2) | (84.7) |
| (5.7) | (9.2) | | Current tax liabilities | (9.2) | (5.7) |
| (1,018.9) | (831.6) | | Current liabilities | (831.6) | (1,018.9) |
| 219.5 | 86.5 | | Net current assets | 86.5 | 219.5 |
| (735.6) | (351.6) | | Long-term borrowings | (351.6) | (735.6) |
| (28.8) | (20.6) | | Deferred tax liabilities | (20.6) | (28.8) |
| (1.8) | (1.8) | | Other non-current liabilities | (1.8) | (1.8) |
| 462.9 | 526.6 | | | 647.4 | 583.9 |
| | | | **Capital employed** | | |
| 92.0 | 92.0 | 11 | Share capital | 92.0 | 92.0 |
| 148.9 | 149.0 | 11 | Share premium | 149.0 | 148.9 |
| 218.8 | 283.5 | | Revenue and other reserves | 404.3 | 339.8 |
| 459.7 | 524.5 | | Shareholders' funds | 645.3 | 580.7 |
| 3.2 | 2.1 | | Minority interests | 2.1 | 3.2 |
| 462.9 | 526.6 | | | 647.4 | 583.9 |

**Consolidated Statement of Changes in Shareholders' Funds**
*for the year ended 31 December 2001*

| Prepared in accordance with IAS 2000 US$m | Prepared in accordance with IAS 2001 US$m | | Prepared in accordance with IAS as modified by revaluation of leasehold properties (refer note 1) 2001 US$m | Prepared in accordance with IAS as modified by revaluation of leasehold properties (refer note 1) 2000 US$m |
|---|---|---|---|---|
| | | At 1 January | | |
| 878.3 | 580.7 | — as previously reported | 580.7 | 878.3 |
| (150.1) | (121.0) | — change in accounting policy on leasehold properties | — | — |
| 728.2 | 459.7 | | 580.7 | 878.3 |
| — | (5.7) | — effect of adopting IAS 39 | (5.7) | — |
| 728.2 | 454.0 | — as restated | 575.0 | 878.3 |
| — | — | Property revaluation | — | (5.5) |
| 1.9 | — | Deferred tax on property revaluation | — | 1.9 |
| | | Net exchange translation differences | | |
| (26.9) | (0.8) | — amount arising in the year | (1.3) | (27.5) |
| — | 35.4 | — disposal of Franklins' assets | 35.4 | — |
| | | Cash flow hedges | | |
| — | 5.7 | — transfer to consolidated profit and loss account | 5.7 | — |
| (25.0) | 40.3 | Net gains/(losses) not recognised in consolidated profit and loss account | 39.8 | (31.1) |
| — | 0.3 | Change in attributable interests | 0.3 | — |
| (171.5) | 29.8 | Net profit/(loss) | 30.1 | (194.5) |
| (72.0) | — | Ordinary dividends | — | (72.0) |
| — | 0.1 | Exercise of share options | 0.1 | — |
| 459.7 | 524.5 | At 31 December | 645.3 | 580.7 |

**Consolidated Cash Flow Statement**
*for the year ended 31 December 2001*

| Prepared in accordance with IAS 2000 US$m | Prepared in accordance with IAS 2001 US$m | Note | | Prepared in accordance with IAS as modified by revaluation of leasehold properties (refer note 1) 2001 US$m | Prepared in accordance with IAS as modified by revaluation of leasehold properties (refer note 1) 2000 US$m |
|---|---|---|---|---|---|
| | | | **Operating activities** | | |
| (159.9) | 50.2 | | Operating profit/(loss) | 50.5 | (182.9) |
| 170.0 | 130.2 | | Depreciation and amortisation | 129.9 | 169.7 |
| 121.4 | (31.1) | 12a | Other non-cash items | (31.1) | 144.7 |
| 70.3 | 30.2 | | Decrease in working capital | 30.2 | 70.3 |
| 22.8 | 19.0 | | Interest received | 19.0 | 22.8 |
| (50.2) | (54.8) | | Interest and other financing charges paid | (54.8) | (50.2) |
| (15.4) | (12.1) | | Tax paid | (12.1) | (15.4) |
| 159.0 | 131.6 | | | 131.6 | 159.0 |
| 32.7 | 26.4 | | Dividends from associates and joint ventures | 26.4 | 32.7 |
| 191.7 | 158.0 | | Cash flows from operating activities | 158.0 | 191.7 |
| | | | **Investing activities** | | |
| (196.1) | (126.8) | | Purchase of tangible assets | (126.8) | (196.1) |
| (10.0) | (11.7) | | Purchase of subsidiaries | (11.7) | (10.0) |
| (12.7) | (1.0) | | Store acquisitions | (1.0) | (12.7) |
| (1.2) | (5.9) | | Purchase of associates, joint ventures and other investments | (5.9) | (1.2) |
| 8.0 | 27.9 | | Sale of tangible assets and leasehold land | 27.9 | 8.0 |
| — | 53.6 | 12b | Net proceeds on sale of Sims | 53.6 | — |
| — | 217.3 | 12c | Net proceeds on disposal of Franklins' assets | 217.3 | — |
| 18.5 | 0.1 | | Sale of associates and joint ventures | 0.1 | 18.5 |
| (193.5) | 153.5 | | Cash flows from investing activities | 153.5 | (193.5) |
| | | | **Financing activities** | | |
| — | 0.1 | | Issue of shares | 0.1 | — |
| — | 2.2 | | Capital contribution from minority shareholders | 2.2 | — |
| 530.2 | 292.7 | | Drawdown of borrowings | 292.7 | 530.2 |
| (401.2) | (663.9) | | Repayment of borrowings | (663.9) | (401.2) |
| (72.0) | — | | Dividends paid by the Company | — | (72.0) |
| 57.0 | (368.9) | | Cash flows from financing activities | (368.9) | 57.0 |
| (12.5) | (5.5) | | Effect of exchange rate changes | (5.5) | (12.5) |
| 42.7 | (62.9) | | Net (decrease)/increase in cash and cash equivalents | (62.9) | 42.7 |
| 506.9 | 549.6 | | Cash and cash equivalents at 1 January | 549.6 | 506.9 |
| 549.6 | 486.7 | | Cash and cash equivalents at 31 December | 486.7 | 549.6 |

Notes

## 1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial information contained in this announcement has been based on the audited results for the year ended 31 December 2001 which have been prepared in conformity with International Accounting Standards ("IAS"). The Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties.

Unless otherwise indicated, the following notes are prepared in accordance with IAS.

Other than described below, there have been no changes to the accounting policies described in the 2000 annual financial statements.

### (a) Financial information prepared in accordance with IAS

In 2001, the Group adopted IAS 39 — Financial Instruments: Recognition and Measurement. In addition, other changes in IAS during 2001 clarified that leasehold interests in land should not be shown at valuation, and instead should be shown at amortised cost.

In accordance with IAS 39, non-current investments and derivatives are recognised on the balance sheet at fair value. Unrealised gains and losses arising from changes in the fair value of non-current investments are taken to reserves until realised. This is a change in accounting policy as in previous years non-current investments were stated on the balance sheet at cost less amounts provided and derivatives were recognised on to the extent of premiums paid or received on options. The effect of this change has been to decrease shareholders' funds at 1 January 2001 by US$5.7 million.

Other changes in IAS during 2001 clarified that leasehold interests in land should not be shown at valuation, and instead should be shown at amortised cost. The effect of these changes have been to decrease the net loss for the year ended 31 December 2000 by US$23.0 million, and to decrease shareholders' funds at 1 January 2000 and 2001 by US$150.1 million and US$121.0 million respectively.

### (b) Supplementary financial information prepared in accordance with IAS as modified by revaluation of leasehold properties.

In prior years the Group reflected the fair value of leasehold properties on its financial statements. As mentioned above, changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land in respect of investment and other properties at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 27 to 30 prepared in accordance with IAS as modified by the revaluation of leasehold properties. Leasehold properties are stated at open market value which is determined every three years by independent valuers and reviewed by the Directors in the intervening years.

## 2. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS

| | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Continuing operations *US$m* | Discontinuing operations *US$m* | Total *US$m* | Continuing operations *US$m* | Discontinuing operations *US$m* | Total *US$m* |
| **(a) Profit and Loss Account** | | | | | | |
| Sales | 3,470.2 | 1,454.3 | 4,924.5 | 3,255.3 | 2,477.7 | 5,733.0 |
| Cost of sales | (2,470.0) | (1,122.2) | (3,592.2) | (2,339.7) | (1,895.1) | (4,234.8) |
| Gross margin | 1,000.2 | 332.1 | 1,332.3 | 915.6 | 582.6 | 1,498.2 |
| Other operating income | 6.2 | — | 6.2 | 4.9 | — | 4.9 |
| Selling and distribution costs | (761.9) | (326.7) | (1,088.6) | (736.6) | (528.8) | (1,265.4) |
| Administration and other operating expenses | (187.4) | (47.6) | (235.0) | (165.1) | (103.1) | (268.2) |
| | 57.1 | (42.2) | 14.9 | 18.8 | (49.3) | (30.5) |
| Net profit on sale of Sims | — | 17.3 | 17.3 | — | — | — |
| Net gain on disposal of Franklins' assets | — | 37.5 | 37.5 | — | — | — |
| Restructuring costs of Wellcome Delivers | (6.6) | — | (6.6) | — | — | — |
| Impairment of assets | (12.9) | — | (12.9) | — | (129.4) | (129.4) |
| Operating profit/(loss) | 37.6 | 12.6 | 50.2 | 18.8 | (178.7) | (159.9) |
| Net financing charges | (24.7) | (10.5) | (35.2) | (11.9) | (17.3) | (29.2) |
| Share of results of associates and joint ventures | 34.0 | — | 34.0 | 36.5 | (0.9) | 35.6 |
| Profit/(loss) before tax | 46.9 | 2.1 | 49.0 | 43.4 | (196.9) | (153.5) |
| Tax | (19.0) | — | (19.0) | (19.2) | 1.9 | (17.3) |
| Minority interests | (0.2) | — | (0.2) | (0.7) | — | (0.7) |
| Net profit/(loss) | 27.7 | 2.1 | 29.8 | 23.5 | (195.0) | (171.5) |

(b) **Cash Flow Statement**

| | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Continuing operations *US$m* | Discontinuing operations *US$m* | Total *US$m* | Continuing operations *US$m* | Discontinuing operations *US$m* | Total *US$m* |
| **Operating activities** | | | | | | |
| Operating profit/(loss) | 37.6 | 12.6 | 50.2 | 18.8 | (178.7) | (159.9) |
| Depreciation and amortisation | 113.4 | 16.8 | 130.2 | 103.7 | 66.3 | 170.0 |
| Other non-cash items | 22.4 | (53.5) | (31.1) | (9.3) | 130.7 | 121.4 |
| Decrease/(increase) in working capital | 75.6 | (45.4) | 30.2 | 75.7 | (5.4) | 70.3 |
| Interest received | 18.7 | 0.3 | 19.0 | 22.2 | 0.6 | 22.8 |
| Interest and other financing charges paid | (41.9) | (12.9) | (54.8) | (34.1) | (16.1) | (50.2) |
| Tax paid | (12.0) | (0.1) | (12.1) | (15.6) | 0.2 | (15.4) |
| | 213.8 | (82.2) | 131.6 | 161.4 | (2.4) | 159.0 |
| Dividends from associates and joint ventures | 26.4 | — | 26.4 | 32.7 | — | 32.7 |
| Cash flows from operating activities | 240.2 | (82.2) | 158.0 | 194.1 | (2.4) | 191.7 |
| **Investing activities** | | | | | | |
| Purchase of tangible assets | (115.2) | (11.6) | (126.8) | (145.5) | (50.6) | (196.1) |
| Purchase of subsidiaries | (11.7) | — | (11.7) | (10.0) | — | (10.0) |
| Store acquisitions | (1.0) | — | (1.0) | (10.0) | (2.7) | (12.7) |
| Purchase of associates, joint ventures and other investments | (5.9) | — | (5.9) | (0.8) | (0.4) | (1.2) |
| Sale of tangible assets and leasehold land | 27.9 | — | 27.9 | 3.3 | 4.7 | 8.0 |
| Net proceeds on sale of Sims | — | 53.6 | 53.6 | — | — | — |
| Net proceeds on disposal of Franklins' assets | — | 217.3 | 217.3 | — | — | — |
| Sale of associates and joint ventures | 0.1 | — | 0.1 | 17.0 | 1.5 | 18.5 |
| Cash flows from investing activities | (105.8) | 259.3 | 153.5 | (146.0) | (47.5) | (193.5) |
| **Financing activities** | | | | | | |
| Issue of shares | 0.1 | — | 0.1 | — | — | — |
| Capital contribution from minority shareholders | 2.2 | — | 2.2 | — | — | — |
| Drawdown on borrowings | 287.6 | 5.1 | 292.7 | 383.2 | 147.0 | 530.2 |
| Repayment of borrowings | (412.5) | (251.4) | (663.9) | (320.5) | (80.7) | (401.2) |
| Intercompany borrowings | (20.8) | 20.8 | — | 14.9 | (14.9) | — |
| Dividends paid by Company | — | — | — | (72.0) | — | (72.0) |
| Cash flows from financing activities | (143.4) | (225.5) | (368.9) | 5.6 | 51.4 | 57.0 |
| Effect of exchange rate changes | (2.3) | (3.2) | (5.5) | (2.8) | (9.7) | (12.5) |
| Net (decrease)/increase in cash and cash equivalents | (11.3) | (51.6) | (62.9) | 50.9 | (8.2) | 42.7 |
| Cash and cash equivalents at 1 January | 492.5 | 57.1 | 549.6 | 441.6 | 65.3 | 506.9 |
| Cash and cash equivalents at 31 December | 481.2 | 5.5 | 486.7 | 492.5 | 57.1 | 549.6 |

## 3. SALES

| | 2001 US$m | 2000 US$m |
|---|---|---|
| **Analysis by geographical area:** | | |
| Company and subsidiaries | | |
| — North Asia | 1,917.6 | 1,815.3 |
| — South Asia | 884.1 | 756.9 |
| — New Zealand | 668.5 | 683.1 |
| | 3,470.2 | 3,255.3 |
| Discontinuing operations | | |
| — Australia | 1,422.7 | 2,304.2 |
| — North Asia | 31.6 | 173.5 |
| | 4,924.5 | 5,733.0 |
| **Analysis by business:** | | |
| Company and subsidiaries | | |
| — Supermarkets/hypermarkets | 2,517.2 | 2,393.7 |
| — Convenience stores | 514.4 | 478.0 |
| — Drugstores/pharmacies | 422.2 | 368.1 |
| — Other | 16.4 | 15.5 |
| | 3,470.2 | 3,255.3 |
| Discontinuing operations | | |
| — Supermarkets | 1,422.7 | 2,304.2 |
| — Trading | 31.6 | 173.5 |
| | 4,924.5 | 5,733.0 |

*The Group operates in three regions: North Asia, South Asia and New Zealand. North Asia comprises Hong Kong, Mainland China and Taiwan. South Asia comprises Singapore, Malaysia, Indonesia and India.*

## 4. SEGMENT OPERATING PROFIT/(LOSS) AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

| | North Asia *US$m* | South Asia *US$m* | New Zealand *US$m* | Australia *US$m* | Support Office *US$m* | Total *US$m* |
|---|---|---|---|---|---|---|
| **Analysis by geographical area:** | | | | | | |
| **2001** | | | | | | |
| *Company and subsidiaries* | | | | | | |
| Operating results | 19.3 | 31.0 | 22.7 | — | (15.9) | 57.1 |
| Restructuring costs of Wellcome Delivers | (6.6) | — | — | — | — | (6.6) |
| Impairment of assets | (12.1) | — | — | — | (0.8) | (12.9) |
| | 0.6 | 31.0 | 22.7 | — | (16.7) | 37.6 |
| Discontinuing operations: | | | | | | |
| — Operating results | 0.3 | — | — | (42.5) | — | (42.2) |
| — Net profit on sale of Sims | 17.3 | — | — | — | — | 17.3 |
| — Net gain on disposal of Franklins' assets | | | | | | |
| — Gain on disposal | — | — | — | 72.9 | — | 72.9 |
| — Cumulative translation differences | — | — | — | (35.4) | — | (35.4) |
| Segment operating profit/(loss) | 18.2 | 31.0 | 22.7 | (5.0) | (16.7) | 50.2 |
| *Associates and joint ventures* | | | | | | |
| Share of operating results | 33.3 | 0.7 | — | — | — | 34.0 |
| | 51.5 | 31.7 | 22.7 | (5.0) | (16.7) | 84.2 |
| 2000 | | | | | | |
| *Company and subsidiaries* | | | | | | |
| Operating results | (37.6) | 24.5 | 24.8 | — | (16.2) | (4.5) |
| Net profit on sale of property | 23.3 | — | — | — | — | 23.3 |
| | (14.3) | 24.5 | 24.8 | — | (16.2) | 18.8 |
| Discontinuing operations: | | | | | | |
| — Operating results | 5.2 | — | — | (54.5) | — | (49.3) |
| — Impairment of assets | — | — | — | (121.1) | (8.3) | (129.4) |
| Segment operating (loss)/profit | (9.1) | 24.5 | 24.8 | (175.6) | (24.5) | (159.9) |
| *Associates and joint ventures* | | | | | | |
| Share of operating results | 36.1 | 0.4 | — | — | — | 36.5 |
| Discontinuing operations: | | | | | | |
| — Share of operating loss | — | — | — | (0.9) | — | (0.9) |
| | 36.1 | 0.4 | — | (0.9) | — | 35.6 |
| | 27.0 | 24.9 | 24.8 | (176.5) | (24.5) | (124.3) |

Associates' results include goodwill amortisation of US$1.3 million (2000: US$1.3 million)

## 4. SEGMENT OPERATING PROFIT/(LOSS) AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES (continued)

| | 2001<br>*US$m* | 2000<br>*US$m* |
|---|---|---|
| **Analysis by business:** | | |
| • Supermarkets/hypermarkets | 27.1 | (24.8) |
| • Convenience stores | 18.8 | 14.5 |
| • Drugstores/pharmacies | 24.7 | 19.3 |
| • Restaurants | 32.9 | 35.6 |
| • Other | 3.5 | 3.6 |
| | 107.0 | 48.2 |
| Support office | (15.9) | (16.2) |
| | 91.1 | 32.0 |
| Restructuring costs of Wellcome Delivers | (6.6) | — |
| Impairment of assets, Hong Kong | (12.9) | — |
| Net profit on sale of Manson House | — | 23.3 |
| Discontinuing operations | | |
| — Operating results | (42.2) | (50.2) |
| — Net profit on sale of Sims | 17.3 | — |
| — Net gain on disposal of Franklins' assets | 37.5 | — |
| — Impairment of assets, Australia | — | (129.4) |
| | 84.2 | (124.3) |

## 5. NET PROFIT ON DISPOSAL OF SUBSIDIARIES/ASSETS

(a) In February 2001, the Group disposed of its 100% interest in Sims Trading, the wholesaling arm, to a third party at a profit of US$17.3 million.

(b) During the year, the Group announced and substantially completed the managed sell-down of Franklins' assets in Australia. 249 stores were sold to four major purchasers and various independent operators, and the remaining 38 stores were closed. The transaction realised gross proceeds of US$307.5 million and a net gain of US$37.5 million, after the transfer of US$35.4 million cumulative translation differences.

## 6. IMPAIRMENT OF ASSETS

In December 2001, the Directors reviewed the carrying value of the Group's assets and based on an assessment of their value in use, an impairment charge of US$12.9 million was recognised, principally against the IT systems assets and the equipment at the Fresh Food Processing Centre in Hong Kong. In December 2000, the Directors recognised an impairment charge of US$129.4 million against goodwill and tangible assets associated with Australia.

## 7. TAX

| | 2001 US$m | 2000 US$m |
|---|---|---|
| Company and subsidiaries | 13.3 | 12.5 |
| Associates and joint ventures | 5.7 | 4.8 |
| | 19.0 | 17.3 |

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and has no tax in the United Kingdom (2000: Nil).

## 8. EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share are calculated on net profit of US$29.8 million (2000: net loss of US$171.5 million) and on the weighted average number of 1,655.7 million (2000: 1,655.7 million) ordinary shares in issue during the year. The weighted average number excludes the Company's shares held by the Trustee under the Senior Executive Share Incentive Schemes.

The shares held under the Senior Executive Share Incentive Schemes are anti-dilutive and therefore ignored in calculating diluted earnings per share. As a result, earnings per share and diluted earnings per share are the same.

Basic and diluted earnings per share reflecting the revaluation of leasehold properties are also calculated on net profit of US$30.1 million (2000: Net loss of US$194.5 million) as shown in the supplementary financial information.

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit/(loss) is reconciled as follows:

| | 2001 US$m | 2000 US$m |
|---|---|---|
| Net profit/(loss) | 29.8 | (171.5) |
| Discontinuing operations *(note 2)* | (2.1) | 195.0 |
| Restructuring costs of Wellcome Delivers | 6.6 | — |
| Impairment of assets, Hong Kong | 12.9 | — |
| Net profit on sale of Manson House | — | (23.3) |
| Underlying net profit — IAS basis | 47.2 | 0.2 |
| Additional amortisation of leasehold land payments | 0.3 | 0.3 |
| Underlying net profit — IAS modified basis | 47.5 | 0.5 |

## 9. DIVIDENDS

No final dividend is proposed by the Board in respect of 2001 and 2000.

## 10. CAPITAL EXPENDITURE AND COMMITMENTS

| | Tangible assets *US$m* | Goodwill *US$m* |
|---|---|---|
| Opening net book value | | |
| — as previously reported | 894.0 | 72.4 |
| — change in accounting policy on leasehold properties | (153.3) | — |
| — as restated | 740.7 | 72.4 |
| Exchange rate adjustments | (25.6) | (1.0) |
| Additions | 134.3 | 5.4 |
| Disposals | (163.6) | (1.4) |
| Depreciation/amortisation | (124.2) | (5.3) |
| Impairment charge *(note 6)* | (12.1) | — |
| Closing net book value | 549.5 | 70.1 |
| Capital commitments as at 31 December 2001 | 81.9 | |
| Capital commitments as at 31 December 2000 | 28.6 | |

## 11. SHARE CAPITAL AND SHARE PREMIUM

| | No. of shares in millions | Share capital *US$m* | Share premium *US$m* |
|---|---|---|---|
| At 1 January 2001 | 1,700.6 | 94.5 | 191.1 |
| Issued under share incentive schemes | 7.0 | 0.4 | 3.2 |
| At 31 December 2001 | 1,707.6 | 94.9 | 194.3 |
| Outstanding under share incentive schemes | (51.8) | (2.9) | (45.3) |
| | 1,655.8 | 92.0 | 149.0 |

## 12. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

| | 2001 | 2000 |
|---|---|---|
| | *US$m* | *US$m* |
| **(a) Other non-cash items** | | |
| Net profit on sale of Sims | (17.3) | — |
| Net gain on disposal of Franklins' assets | (37.5) | — |
| Restructuring costs of Wellcome Delivers | 6.6 | — |
| Impairment of assets | 12.9 | 129.4 |
| Loss/(profit) on sale of tangible assets | 5.9 | (7.1) |
| Other | (1.7) | (0.9) |
| | (31.1) | 121.4 |
| **(b) Sale of Sims** | | |
| Goodwill | 1.4 | |
| Tangible assets | 4.0 | |
| Other non-current assets | 0.1 | |
| Current assets | 69.9 | |
| Current liabilities | (39.8) | |
| Deferred tax liabilities | (0.5) | |
| Minority interests | (0.1) | |
| Net assets disposed of | 35.0 | |
| Additional costs on retirement benefits transferred | 1.7 | |
| Profit on sale | 17.3 | |
| Sale proceeds | 54.0 | |
| Less: Bank balances, net of borrowings | (0.4) | |
| Net cash inflow on sale | 53.6 | |
| **(c) Disposal of Franklins' assets** | | |
| Net assets disposed of | 144.4 | |
| Cumulative translation differences | 35.4 | |
| Net gain on disposal | 37.5 | |
| Net cash inflow on disposal | 217.3 | |
| Closure and related costs | 90.2 | |
| Disposal proceeds | 307.5 | |

## 1. Additional information for a US Holder

**1.1** The Dealer Managers are acting as dealer managers for the Company in respect of the Tender Offer in the United States.

**1.2** Dairy Farm is a foreign private issuer, as defined in Exchange Act Rule 3b-4(c), and is exempt from registering its securities pursuant to Exchange Act Rule 12g3-2(b).

**1.3** The right to tender Shares is being made available by Dairy Farm to holders of Shares in the United States. The right to tender Shares is not being made available to holders of Shares in any jurisdiction in the United States in which the making of the Tender Offer or the right to tender Shares would not be in compliance with the laws of such jurisdiction.

**1.4** In accordance with normal UK practice, UBS AG, London Branch will be acting as a market maker in the Shares on the London Stock Exchange and accordingly may effect, or make arrangements to effect, sales and purchases of Shares during the pendency of the Tender Offer pursuant to relief granted from the SEC from Rule 14e-5 under the Exchange Act. J.P. Morgan Securities Limited plans to apply for similar exemptive relief from Rule 14e-5 and, if such relief is granted, will be acting as a market maker in the Shares on the London Stock Exchange and accordingly may effect, or make arrangements to effect, sales and purchases of Shares during the pendency of the Tender Offer pursuant to such relief. In accordance with the terms of this relief, during the period that the Tender Offer remains open (i) such purchases must be effected outside the United States, (ii) no purchases or arrangements to purchase Shares other than pursuant to the Tender Offer will be made directly or indirectly by Dairy Farm, (iii) information regarding such purchases will be disclosed to the SEC's Division of Market Regulation, upon request, and (iv) UBS AG, London Branch has agreed, and J.P. Morgan Securities Limited will agree, to comply with any applicable laws and rules of regulatory organisations in the United Kingdom in relation to such activities. During the pendency of the Tender Offer, unless and until J.P. Morgan Securities Limited is granted relief from Rule 14e-5, J.P. Morgan Securities Limited shall suspend any market making activities in the Shares.

## 2. Shares represented by ADSs

The Tender Offer is not being extended to ADSs representing Shares. ADS Holders who wish to participate in the Tender Offer should take steps to present their ADRs to the US Depositary for cancellation and (upon compliance with the terms of the Deposit Agreement dated as of 6 November 1990 among the Company, The Bank of New York and ADS Holders, including payment of the US Depositary's fees and any applicable taxes and governmental charges) delivery of Shares so as to become (i) a Depositor with Shares standing to the credit of its Securities Account in time to complete and submit to CDP a CDP Form of Election by 12:00 noon (Singapore time) on Wednesday, 3 April 2002; or (ii) a Registered Shareholder in time to complete and submit to a Receiving Agent a Tender Form by 5:00 p.m. (local time) on Friday, 5 April 2002. The US Depositary is entitled to charge a fee of up to US$0.05 per ADS for Shares that are withdrawn from the ADR programme.

## 3. Shares held by a subsidiary of Dairy Farm

The Verandah Trust Company Limited, a wholly-owned subsidiary of Dairy Farm, currently holds 51,173,137 Shares, representing approximately 3.0 per cent. of Dairy Farm's issued share capital. The Directors have been informed by The Verandah Trust Company Limited that it will not tender its Shares held at Closing under the Tender Offer.

**4. Further information**

The Company has agreed to pay to Depository Agents an administration fee in an amount of 0.025 per cent. of the aggregate Strike Price of Shares validly tendered and accepted pursuant to the Tender Offer in respect of CDP Forms of Election submitted by each such Depository Agent. In addition, the Company has agreed with Cazenove, Jardine Fleming Securities Limited and UBS Warburg to pay them jointly commissions in the amount of 0.25 per cent. of the aggregate Strike Price of Shares successfully tendered, for their assistance in contacting shareholders in connection with the Tender Offer.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

**When considering what action you should take, you are recommended to seek independent financial advice from your bank manager, stockbroker, solicitor, accountant or other independent financial adviser duly authorised pursuant to the United Kingdom's Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser.**

**If you have sold or otherwise transferred all of your Shares in Dairy Farm, please send this document together with all the accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.**

The Tender Offer is not being made directly or indirectly into, and cannot be accepted from within, the Excluded Countries and such documents should not be forwarded or transmitted in or into the Excluded Countries.

This Tender Form should be read in conjunction with the accompanying circular dated 28 February 2002 (the "**Tender Offer Document**"). Unless the context otherwise requires, the definitions used in the Tender Offer Document apply in this Tender Form.





Dairy Farm

# Dairy Farm International Holdings Limited

Tender Offer by Dairy Farm International Holdings Limited
to repurchase its ordinary shares

# TENDER FORM

**IF YOU DO NOT WISH TO TAKE UP THE TENDER OFFER,
DO NOT COMPLETE OR RETURN THIS FORM.**

**IF YOU DO WISH TO PARTICIPATE IN THE TENDER OFFER:**

**Send this Tender Form in the reply-paid envelope provided, together with your share certificate(s) and/or other document(s) of title, by post or by hand during normal business hours to either of the Receiving Agents, being Capita IRG Plc, New Issues Department, P.O. Box No. 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH, England and M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, as soon as possible but, in any event, so as to be received by not later than 5:00 p.m. (local time in London or Singapore, as the case may be) on 5 April 2002.**

- To participate in the Tender Offer, complete page 3 of this Tender Form by following the corresponding instructions set out on page 2. Additional information regarding the completion of this form is provided on page 4. A Tender Form, once lodged, will be irrevocable. Full terms and conditions of the Tender Offer are set out in the accompanying Tender Offer Document.

- If you have lost your share certificate(s) and/or other document(s) of title or they are unavailable, complete this Tender Form and return it as described above and forward the share certificate(s) and/or other document(s) of title as soon as possible thereafter. For further information, please refer to the accompanying Tender Offer Document.

- Please read Part I of the accompanying Tender Offer Document, the terms of which are part of this Tender Form.

- **Please read this Tender Form and the accompanying Tender Offer Document fully and carefully.**

# HOW TO COMPLETE THIS FORM

## 1. FULL NAME(S) AND ADDRESS(ES) (BLOCK CAPITALS) — COMPLETE HERE ►

Complete Box 1 in BLOCK CAPITALS with the full name and address of the Registered Shareholder (or, if there are joint holders, insert the name and address of the first-named Registered Shareholder together with the full names of all the other joint holders). The address for the sole or first-named Registered Shareholder inserted in Box 1 is the address to which your consideration and any documents (e.g. balance share certificates) will be sent.

If you want your consideration and/or other document(s) to be sent to someone other than the first-named Registered Shareholder given in Box 1 (for instance, your bank, stockbroker for other agent), you should complete Box 3 with the name and address of that person.

If the address of the sole or first-named Registered Shareholder in Box 1 is outside the United Kingdom, Singapore or Bermuda or any of the Registered Shareholders are resident outside the United Kingdom, Singapore or Bermuda, your attention is drawn to the section entitled "Shareholders resident otherwise than in the United Kingdom, Singapore or Bermuda" in Part I of the accompanying Tender Offer Document.

## 2. TENDER OFFER — COMPLETE HERE ►

To tender some or all of your Shares under the Tender Offer, complete Box 2. If you wish to tender Shares at the Strike Price, insert the words "Strike" or "Strike Price" as the price. If you wish to tender Shares at one price, you need only complete Section A of Box 2. A number of additional boxes (Section B) are provided in case you wish to tender Shares at different prices. If so, enter the different prices, including "Strike Price", and the number of Shares you wish to tender at each such price. Each Share may only be tendered once.

Tenders will be accepted as follows:

- first, tenders below the Strike Price will be accepted in full; and
- second, tenders at the Strike Price or at a specified price equal to the Strike Price will be accepted, but may be scaled back pro rata to ensure that the number of Shares purchased by the Company pursuant to the Tender Offer does not exceed the Authorised Number of Shares.

Tenders above the Strike Price will be rejected.

**All Shares acquired by Dairy Farm under the Tender Offer will be purchased at the Strike Price, including those tendered at prices below the Strike Price.**

## 3. ALTERNATIVE ADDRESS — COMPLETE HERE ►

Insert in Box 3 your address or the name and address of the person or agent (for instance, your bank, stockbroker or other agent) to whom you wish your consideration or any documents to be sent, if not the same as in Box 1.

## 4. SIGNATURES — SIGN HERE ►

**Individuals**

**You must sign Box 4.** If you are a joint holder, all joint holders must sign. All individuals must sign in front of an independent witness. The witness must be at least 21 years old and cannot be one of the joint holders (if any) or otherwise have any financial interest in the Shares or in the proceeds resulting from the execution of this Tender Form. The same person may witness the signatures of all joint holders.

**Corporations**

A corporation should either affix its seal (in accordance with its constitutional document(s)) or have two directors or one director and the secretary of the corporation sign, expressing such to be executed by the corporation as a deed. Each officer signing this Tender Form should state the office which he holds under his signature.

**All Shareholders**

If this Tender Form is not signed by the Registered Shareholder(s), insert the name(s) and capacity (e.g. executor(s)) of the person(s) signing this form. You should deliver evidence of your authority in accordance with the notes on page 4 of this Tender Form.

**Registered Shareholders should note that by signing Box 4 they are irrevocably tendering on the terms of the Tender Offer as contained in the accompanying Tender Offer Document.**

TENDER REFERENCE NO ____________________

Please fill in this form in BLOCK CAPITALS

**1. FULL NAME(S) AND ADDRESS(ES) OF REGISTERED SHAREHOLDER(S)**

1. ..........................................................................................

2. ..........................................................................................

3. ..........................................................................................

4. ..........................................................................................

Contact telephone number ............................. (day time) ................................. (evenings)

Contact fax number................................. (day time) ................................. (evenings)

**2. TENDER OFFER**

A

| Price (US$) | No. of Shares |
|---|---|
| | |

B

| Price (US$) | No. of Shares |
|---|---|
| | |

B

| | |
|---|---|
| | |
| | |
| | |
| | |
| | |
| | |
| | |
| | |
| | |

| | |
|---|---|
| | |
| | |
| | |
| | |
| | |
| | |
| | |
| | |
| **TOTAL:** | |

**3. ADDRESS TO WHICH CONSIDERATION AND/OR OTHER DOCUMENT(S) IS/ARE TO BE SENT IF NOT THAT OF THE FIRST-NAMED REGISTERED SHAREHOLDER (TO BE COMPLETED IN BLOCK CAPITALS)**

Name: ..........................................................................................

Address: ..........................................................................................

.......................................................... .Postcode: ..............................

**4. SIGN HERE TO PARTICIPATE IN THE TENDER OFFER (see additional note on page 4)**

**(a) Execution by individuals:**

Signed and delivered as a deed by: Witnessed by:

1. .............................. Name and address .................. Witness signature ...................
.................................

2. .............................. Name and address .................. Witness signature ...................
.................................

3. .............................. Name and address .................. Witness signature ...................
.................................

4. .............................. Name and address .................. Witness signature ...................
.................................

**NOTE: THE SIGNATURE OF EACH REGISTERED SHAREHOLDER MUST BE WITNESSED**

**(b) Execution by a company:**

The common seal of the company named below was affixed

.......................................................... Name of company

in the presence of/by:

.................................... Name of director .............................. Signature

.................................... Name of director/secretary .............................. Signature

Executed and delivered as a deed on behalf of the company named

.......................................................... Name of company

.................................... Name of director .............................. Signature

.................................... Name of director/secretary .............................. Signature

## ADDITIONAL NOTES REGARDING THE COMPLETION AND LODGING OF THIS TENDER FORM

In order to be valid this Tender Form must, except as mentioned below, be executed personally by the Registered Shareholder (or under a power of attorney, in which case the power of attorney or a duly certified copy should be lodged with this Tender Form). In the case of a joint holding, ALL the Registered Shareholders must execute this Tender Form. All signatures must be witnessed by someone who is not a joint holder. A body corporate must either execute this Tender Form under seal, the seal being fixed and witnessed in accordance with its articles of association or other regulations, or otherwise validly execute and deliver this Tender Form as a deed. Proof of posting of any document is not proof of receipt of such document by the Receiving Agents.

The following suggestions are made to avoid delay and inconvenience:

1. If the person named in Box 1 is away from home (e.g. abroad or on holiday) or where a power of attorney has been granted:

   Send this Tender Form by the quickest means (such as air mail) to the holder for execution. If he has executed a relevant power of attorney, this Tender Form should be signed by the attorney. In the latter case, the power of attorney (or a duly certified copy) must be lodged with this Tender Form for noting. No other signatures will be accepted.

2. If the only shareholder named in Box 1 has died:

   If probate or letters of administration (or equivalent in any relevant jurisdiction) has/have been registered with the Company, this Tender Form must be executed by the personal representative(s) (or equivalent in any relevant jurisdiction) of the deceased. If probate or letters of administration (or equivalent in any relevant jurisdiction) has/have been granted but has/have not been registered with the Company, the personal representative(s) (or equivalent in any relevant jurisdiction) should execute this Tender Form and forward it to either of the Receiving Agents, Capita IRG Plc or M & C Services Private Limited, at the relevant address shown on page 1 of this Tender Form, with the share certificate(s) and/or other document(s) of title, and a copy of the probate or letters of administration (or equivalent in any relevant jurisdiction) must be lodged as soon as possible thereafter and, in any event, so as to arrive not later than Closing.

3. If one or more of the joint holders named in Box 1 has died:

   This Tender Form is valid if executed by all the surviving holders and lodged with either of the Receiving Agents, Capita IRG Plc or M & C Services Private Limited, at the relevant address shown on page 1 of this Tender Form, accompanied by the death certificate, probate or letters of administration (or equivalent in any relevant jurisdiction) of the deceased holder.

4. If your share certificate(s) is/are held by your stockbroker, bank or some other agent:

   (i) If your share certificate(s) and/or other document(s) of title is/are held by your bank or some other agent, complete this Tender Form and, if the share certificate(s) and/or other document(s) of title is/are readily available, deliver this completed Tender Form to your agent for lodging with either of the Receiving Agents, Capita IRG Plc or M & C Services Private Limited, at the relevant address shown on page 1 of this Tender Form, accompanied by the relevant share certificate(s) and/or other document(s) of title.

   (ii) If the share certificate(s) and/or other document(s) of title is/are not readily available, you should complete this Tender Form and lodge it, together with a note of explanation, and arrange for the share certificate(s) and/or other document(s) of title to be forwarded as soon as possible thereafter and, in any event, so as to arrive by not later than Closing. No payment will be made under the terms of the Tender Offer unless share certificate(s) and/or other document(s) of title, or an acceptable indemnity in lieu thereof, is/are received by not later than Closing.

5. If any of your share certificates have been lost:

   Write to one of the Company's Share Transfer Agents, being the Receiving Agents at the relevant address on page 1 of this Tender Form, to request a letter of indemnity which should be completed in accordance with the instructions given. When completed, the letter of indemnity must be returned, together with the Tender Form and any share certificate(s) available, to either of the Receiving Agents, Capita IRG Plc or M & C Services Private Limited, at the relevant address shown on page 1 of this Tender Form, by not later than Closing. Registrar's fees will be payable. Indemnities will only be accepted at the discretion of the Company. No payment will be made under the terms of the Tender Offer unless share certificate(s) and/or other document(s) of title, or an acceptable indemnity in lieu thereof, is/are received by not later than Closing.

6. If your full name or other particulars are different from those appearing on your share certificate(s) and/or other document(s) of title — e.g.:

   (i) incorrect name — complete and lodge this Tender Form with the correct name and accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the share certificate(s) and the person who has executed this Tender Form are one and the same;

   (ii) incorrect address — write the correct address on this Tender Form; or

   (iii) change of name — lodge your marriage certificate or the deed poll with this Tender Form for noting.